Exhibit 99.1

Unaudited Interim Report

for the six-month period ended

30 June 2015

The following is a review of our financial condition and results of operations as of 30 June 2015 and for the six-month periods ended 30 June 2015 and 2014, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations.

This document includes information from the previously published results announcement and unaudited interim report of Anheuser-Busch InBev NV/SA for the six-month period ended 30 June 2015, as amended to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission (“SEC”). The purpose of this document is to provide such additional disclosure as may be required by Regulation G and Item 10(e) and to delete certain information not in compliance with SEC regulations. This document does not update or otherwise supplement the information contained in the previously published results announcement and unaudited interim report.

Some of the information contained in this discussion, including information with respect to our plans and strategies for our business and our expected sources of financing, contain forward-looking statements that involve risk and uncertainties. You should read “Forward-Looking Statements” below for a discussion of the risks related to those statements. You should also read “Item 3. Key Information—D. Risk Factors” of our Annual Report on Form 20-F for the year ended 31 December 2014 filed with the SEC on 24 March 2015 (“2014 Annual Report”) for a discussion of certain factors that may affect our business, financial condition and results of operations. See “Presentation of Financial and Other Data” in our 2014 Annual Report for further information on our presentation of financial information.

We have prepared our interim unaudited condensed consolidated financial statements as of 30 June 2015 and for the six-month periods ended 30 June 2015 and 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). The financial information and related discussion and analysis contained in this report are presented in U.S. dollars except as otherwise specified. Unless otherwise specified the financial information analysis in this Form 6-K is based on interim unaudited condensed financial statements as of 30 June 2015 and for the six-month periods ended 30 June 2015 and 2014. The reported numbers as of 30 June 2015 and for the six-month periods ended 30 June 2015 and 2014 are unaudited, and in the opinion of management, include all normal adjustments that are necessary to present fairly the results for the interim periods. Due to seasonal fluctuations and other factors, the results of operations for the six-month periods ended 30 June 2015 and 2014 are not necessarily indicative of the results to be expected for the full year. Certain monetary amounts and other figures included in this report have been subject to rounding adjustments. Accordingly, any discrepancies in any tables between the totals and the sums of amounts listed are due to rounding.

We are a publicly traded company based in Leuven, Belgium, listed on Euronext Brussels under the symbol ABI. ADSs representing our ordinary shares trade on the NYSE under the symbol BUD. We are the world’s largest brewing company by volume, and one of the world’s top five consumer products companies. As a consumer-centric, sales-driven company, we produce, market, distribute and sell a strong, balanced portfolio of well over 200 beer brands. These include global brands Budweiser®, Corona® and Stella Artois®; international brands Beck’s®, Leffe® and Hoegaarden®; and local champions Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Victoria®, Modelo Especial®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Cass® and Jupiler®. We also produce and distribute soft drinks, particularly in Latin America. Our brewing heritage and quality are rooted in brewing traditions that originate from the Den Hoorn brewery in Leuven, Belgium, dating back to 1366, and those of Anheuser & Co. brewery, established in 1852 in St. Louis, U.S.A. As of 31 December 2014, we employed approximately 155,000 people, with operations in 25 countries across the world. Given the breadth of our operations, we are organized along seven business segments: North America, Mexico, Latin America North, Latin America South, Europe, Asia Pacific and Global Export & Holding Companies. The first six segments correspond to specific geographic regions in which our operations are based. As a result, we have a global footprint with a balanced exposure to developed and developing markets and production facilities spread across our six geographic regions.

Forward-Looking Statements

There are statements in this document, such as statements that include the words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “anticipate,” “estimate,” “project,” “may,” “might,” “could,” “believe,” “expect,” “plan,” “potential” or similar expressions that are forward-looking statements. These statements are subject to certain risks and uncertainties. Actual results may differ materially from those suggested by these statements due to, among others, the risks or uncertainties listed below. See also “Item 3. Key Information—D. Risk Factors” of our 2014 Annual Report for further discussion of risks and uncertainties that could impact our business.

These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict, that may cause actual results or developments to differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others:

•

local, regional, national and international economic conditions, including the risks of a global recession or a recession in one or more of our key markets, and the impact they may have on us and our customers and our assessment of that impact;

•

financial risks, such as interest rate risk, foreign exchange rate risk (in particular as against the U.S. dollar, our reporting currency), commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, liquidity risk, inflation or deflation;

•

continued geopolitical instability, which may result in, among other things, economic and political sanctions and currency exchange rate volatility, and which may have a substantial impact on the economies of one or more of our key markets;

•	changes in government policies and currency controls;

•	tax consequences of restructuring and our ability to optimize our tax rate;

•

continued availability of financing and our ability to achieve our targeted coverage and debt levels and terms, including the risk of constraints on financing in the event of a credit rating downgrade;

•

the monetary and interest rate policies of central banks, in particular the European Central Bank, the Board of Governors of the U.S. Federal Reserve System, the Bank of England, Banco Central do Brasil, Banco Central de la República Argentina and other central banks;

•

changes in applicable laws, regulations and taxes in jurisdictions in which we operate, including the laws and regulations governing our operations and changes to tax benefit programs, as well as actions or decisions of courts and regulators;

•	limitations on our ability to contain costs and expenses;

•	our expectations with respect to expansion plans, premium growth, accretion to reported earnings, working capital improvements and investment income or cash flow projections;

•	our ability to continue to introduce competitive new products and services on a timely, cost-effective basis;

•	the effects of competition and consolidation in the markets in which we operate, which may be influenced by regulation, deregulation or enforcement policies;

•	changes in consumer spending;

•	changes in pricing environments;

•	volatility in the prices of raw materials, commodities and energy;

•	difficulties in maintaining relationships with employees;

•	regional or general changes in asset valuations;

•	greater than expected costs (including taxes) and expenses;

•

the risk of unexpected consequences resulting from acquisitions, including the combination with Grupo Modelo, joint ventures, strategic alliances, corporate reorganizations or divestiture plans, and our ability to successfully and cost-effectively implement these transactions and integrate the operations of businesses or other assets that we acquired, and the extraction of synergies from the Grupo Modelo combination;

•	the outcome of pending and future litigation, investigations and governmental proceedings;

•	natural and other disasters;

•	any inability to economically hedge certain risks;

•	inadequate impairment provisions and loss reserves;

•	technological changes and threats to cybersecurity;

•	other statements included in this interim unaudited condensed consolidated financial statements report that are not historical; and

•	our success in managing the risks involved in the foregoing.

Our statements regarding financial risks, including interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, inflation and deflation, are subject to uncertainty. For example, certain market and financial risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market or financial risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

We caution that these forward-looking statements are further qualified by the risk factors disclosed in “Item 3. Key Information—D. Risk Factors” of our 2014 Annual Report that could cause actual results to differ materially from those in the forward-looking statements. Subject to our obligations under Belgian and U.S. law in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Selected Financial Information

The selected historical financial information presented below as of 31 December 2014 and for the five years ended 31 December 2014 has been derived from our audited consolidated financial statements, which were prepared in accordance with IFRS. The selected historical financial information presented below as of 30 June 2015 and for the six-month periods ended 30 June 2015 and 2014 has been derived from our unaudited IFRS condensed consolidated interim financial statements. The interim data include all adjustments, consisting of normally recurring adjustments, necessary for a fair statement of the results for the interim period.

The selected historical financial information presented in the tables below should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements and the accompanying notes. The audited consolidated financial statements and the accompanying notes as of 31 December 2014 and 2013 and for the three years ended 31 December 2014 are included in our 2014 Annual Report. Similarly, the unaudited consolidated interim financial statements and the accompanying notes as of 30 June 2015 and for the six-month periods ended 30 June 2015 and 2014 are included in this interim report.

	Six-month period ended 30 June		Year ended 31 December
	2015	2014	2014	2013	2012(7)	2011(7)	2010
	(USD million, unless otherwise indicated)
Income Statement Data	(unaudited)		(audited)
Revenue (1)	21,505	22,806	47,063	43,195	39,758	39,046	36,297

Profit from operations	6,606	7,075	15,111	20,443	12,747	12,346	10,897

Profit	5,361	5,010	11,302	16,518	9,325	7,859	5,762

Profit attributable to our equity holders	4,610	4,190	9,216	14,394	7,160	5,779	4,026

Ratio of earnings to fixed charges(2)	6.75	5.90	6.81	8.62	5.37	3.42	2.65

Weighted average number of ordinary shares (million shares)(3)	1,640	1,632	1,634	1,617	1,600	1,595	1,592

Diluted weighted average number of ordinary shares (million shares)(4)	1,671	1,663	1,665	1,650	1,628	1,614	1,611

Basic earnings per share (USD)(5)	2.81	2.57	5.64	8.90	4.48	3.62	2.53

Diluted earnings per share (USD)(6)	2.76	2.52	5.54	8.72	4.40	3.58	2.50

Dividends per share (USD)	n/a	n/a	3.52	2.83	2.24	1.55	1.07

Dividends per share (EUR)	n/a	n/a	3.00	2.05	1.70	1.20	0.80

Other Data

Volumes (million hectoliters)	224	225	459	426	403	399	399

	As of 30 June	As of 31 December
	2015	2014	2013	2012(7)	2011(7)	2010
	(USD million, unless otherwise indicated)
Financial Position Data	(unaudited)	(audited)

Total assets	138,355	142,550	141,666	122,621	112,427	114,342

Equity	51,443	54,257	55,308	45,453	41,056	38,799

Equity attributable to our equity holders	47,501	49,972	50,365	41,154	37,504	35,259

Issued capital	1,736	1,736	1,735	1,734	1,734	1,733

	Six-month period ended 30 June		Year ended 31 December

	2015	2014	2014	2013	2012(7)	2011(7)	2010
	(unaudited)		(audited)
Earnings:

Profit from operations before taxes and share of results of associates	6,478	6,064	13,792	18,240	10,380	9,062	7,161

Add: Fixed charges (below)	1,124	1,234	2,366	2,389	2,361	3,702	4,313

Less: Interest Capitalized (below)	12	21	39	38	57	110	35

Total earnings	7,590	7,277	16,119	20,591	12,684	12,654	11,439

Fixed charges:

Interest expense and similar charges	936	1,028	1,969	2,005	2,008	3,216	3,848

Accretion expense	131	131	266	261	209	286	351

Interest capitalized	12	21	39	38	57	110	35

Estimated interest portion of rental expense	45	54	92	85	87	90	79

Total fixed charges	1,124	1,234	2,366	2,389	2,361	3,702	4,313

Ratio of earnings to fixed charges	6.75	5.90	6.81	8.62	5.37	3.42	2.65

Notes:

(1)

Turnover less excise taxes and discounts. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to our customers (see “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Excise Taxes” in our 2014 Annual Report).

(2)

The ratio of earnings to fixed charges represents the number of times fixed charges are covered by earnings. For the purposes of computing this ratio, earnings consist of profit from operations before taxes and share of results of associates, plus fixed charges, minus interest capitalized during the period. Fixed charges consist of interest and accretion expense, interest on finance lease obligations, interest capitalized, plus one-third of rent expense on operating leases, estimated by us as representative of the interest factor attributable to such rent expense. Anheuser-Busch InBev SA/NV (the “Parent Guarantor”) did not have any preferred stock outstanding and did not pay or accrue any preferred stock dividends during the periods presented above. The above table sets out our ratios of earnings to fixed charges for the six-month periods ended 30 June 2015 and 2014, based on information derived from our unaudited IFRS condensed consolidated interim financial statements, and for each of the five years ended 31 December 2014, 2013, 2012, 2011, and 2010 based on information derived from our consolidated financial statements, which were prepared in accordance with IFRS.

(3)

Weighted average number of ordinary shares means, for any period, the number of shares outstanding at the beginning of the period, adjusted by the number of shares cancelled, repurchased or issued during the period, including deferred share instruments and stock lending, multiplied by a time-weighting factor.

(4)	Diluted weighted average number of ordinary shares means the weighted average number of ordinary shares, adjusted by the effect of share options issued.

(5)	Earnings per share means, for any period, profit attributable to our equity holders for the period divided by the weighted average number of ordinary shares.

(6)	Diluted earnings per share means, for any period, profit attributable to our equity holders for the period divided by the diluted weighted average number of ordinary shares.

(7)	2012 and 2011 as reported, adjusted to reflect the changes on the revised IAS 19 Employee Benefits.

Capitalization and Indebtedness

The following table shows our cash and cash equivalents and capitalization as of 30 June 2015. You should read the information in this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the 2014 Annual Report, our audited consolidated financial statements including the accompanying notes in the 2014 Annual Report and the unaudited consolidated interim financial statements and the accompanying notes included in this interim report.

As of 30 June 2015
(USD million, unaudited)
Cash and cash equivalents, less bank overdrafts	6,391
Current interest-bearing liabilities
Secured bank loans	138
Commercial papers	2,117
Unsecured bank loans	1,364
Unsecured bond issues	3,736
Unsecured other loans	15
Finance lease liabilities	5
Non-current interest-bearing liabilities
Secured bank loans	191
Unsecured bank loans	162
Unsecured bond issues	43,528
Unsecured other loans	57
Finance lease liabilities	129

Total interest-bearing liabilities	51,442

Equity attributable to our equity holders	47,501
Non-controlling interests	3,942

Total Capitalization	102,885

Results of Operations for the Six-Month Period Ended 30 June 2015 Compared to Six-Month Period Ended 30 June 2014

The table below presents our condensed consolidated results of operations for the six-month periods ended 30 June 2015 and 2014:

	Six-month period ended 30 June 2015	Six-month period ended 30 June 2014	Change
	(USD million, except volumes)		(%)(1)

Volumes (thousand hectoliters)	224,162	224,995	(0.4)
Revenue	21,505	22,806	(5.7)
Cost of sales	(8,662)	(9,154)	(5.4)
Gross profit	12,843	13,652	(5.9)
Distribution expenses	(2,125)	(2,225)	(4.5)
Sales and marketing expenses	(3,343)	(3,606)	(7.3)
Administrative expenses	(1,263)	(1,359)	(7.1)
Other operating income/expenses	483	719	(32.8)
Exceptional items	11	(106)	(110.4)
Profit from operations	6,606	7,075	(6.6)

EBITDA, as defined(2)	8,133	8,625	(5.7)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)	For a discussion of how we use EBITDA, as defined, and its limitations, and a table showing the calculation of our EBITDA, as defined, for the periods shown, see “—EBITDA, as defined” below.

Volumes

Our reported volumes include both beer and non-beer (primarily carbonated soft drinks) volumes. In addition, volumes include not only brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network, particularly in Europe. Volumes sold by the Global Export & Holding Companies businesses are shown separately.

Effective 1 April 2014, we discontinued the reporting of volumes sold to Constellation Brands under the interim supply agreement, since these volumes do not form part of the underlying performance of our business.

The table below summarizes the volume evolution by zone:

	Six-month period ended 30 June 2015	Six-month period ended 30 June 2014	Change
	(thousand hectoliters)		(%)(1)

North America	58,416	60,521	(3.5)
Mexico	19,991	19,376	3.2
Latin America North	58,759	60,366	(2.7)
Latin America South	17,857	17,424	2.5
Europe	20,657	22,234	(7.1)
Asia Pacific	45,286	39,535	14.5
Global Export & Holding Companies	3,197	5,539	(42.3)

Total	224,162	224,995	(0.4)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated volumes for the six-month period ended 30 June 2015 decreased by 0.8 million hectoliters, or 0.4%, to 224.2 million hectoliters compared to our consolidated volumes for the six-month period ended 30 June 2014. The results for the six-month period ended 30 June 2015 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2014 and 2015. The 2014 acquisitions and disposals include the acquisition of Oriental Brewery, which was included as from 1 April 2014 in our consolidated financial reporting for year ended 31 December 2014, the acquisition of the Siping Ginsber Draft Beer Co., Ltd. and three breweries in China. The 2014 disposals of Comercio y Distribución Modelo and the glass plant located in Piedras Negras, Coahuila, Mexico had an immaterial impact in our consolidated volumes. Furthermore, our 2015 volumes were impacted by the discontinuance of the reporting of volumes sold to Constellation Brands mentioned above, the termination of certain distribution rights in Europe and the termination of agreements with Crown Imports, for the distribution of Grupo Modelo products through some of our company-owned distributors in the United States, and with Monster, for the distribution of its brands in the United States. These transactions impacted positively our volumes by 3.1 million hectoliters (net) for the six-month period ended 30 June 2015 compared to the six-month period ended 30 June 2014.

Excluding volume changes attributable to the acquisitions and disposals described above, total volumes declined 1.7% and our own beer volumes decreased 1.6% in the six-month period ended 30 June 2015 compared to the six-month period ended 30 June 2014. On the same basis, in the six-month period ended 30 June 2015, our non-beer volumes decreased by 3.0% compared to the same period in 2014.

Volumes of our focus brands declined by 1.1% in the six-month period ended 30 June 2015 compared to the six-month period ended 30 June 2014. On the same basis, volumes of our three global brands (Budweiser, Corona and Stella Artois) grew by 5.6%. For further information about our focus brands, see “—B. Business Overview—2. Principal Activities and Products—Beer” in our 2014 Annual Report.

North America

In the six-month period ended 30 June 2015, our volumes in North America decreased by 2.1 million hectoliters, or 3.5%, compared to the six-month period ended 30 June 2014. Excluding volume changes attributable to the acquisitions and disposals described above, our volumes would have declined by 3.1% compared to the same period in 2014.

We estimate that U.S. industry beer sales-to-retailers adjusted for the number of selling days declined by 0.8% in the six-month period ended 30 June 2015 compared to the six-month period ended 30 June 2014. On the same basis, our U.S. shipment volumes declined by 3.5% and our beer sales-to-retailers adjusted for the number of selling days declined by 1.9%, due to adverse weather conditions in key markets during the second quarter 2015.

During the six-month period ended 30 June 2015, we estimate our total market share, based on sales-to-retailers adjusted for the number of selling days, declined by approximately 50 bps compared to the same period in 2014. We estimated that Budweiser sales-to-retailers adjusted for the number of selling days declined, with the brand’s share of total market down approximately 15 bps in the six-month period ended 30 June 2015. On the same basis, we estimate that Bud Light’s share of total market was down approximately 30 bps.

In Canada, our beer volumes increased by low single digits during the six-month period ended 30 June 2015 compared to the same period last year, on the back of a good industry performance. We estimate that we gained market share.

Mexico

In the six-month period ended 30 June 2015, our volumes in Mexico increased by 0.6 million hectoliters, or 3.2%, compared to the six-month period ended 30 June 2014, despite a difficult comparable due to the FIFA World Cup in 2014. Our focus brands, which represent almost 90% of our total volumes, continue to grow ahead of the total portfolio, increasing by 5.3% in the six-month period ended 30 June 2015 compared to the same period last year. Bud Light and Victoria volumes were particularly strong.

Latin America North

In the six-month period ended 30 June 2015, our volumes in Latin America North decreased by 1.6 million hectoliters, or 2.7%, compared to the same period in 2014, with beer volumes decreasing 2.7% and soft drink volumes decreasing 2.6% on the same basis.

In Brazil, our total volumes were down during the six-month period ended 30 June 2015 compared to the six-month period ended 30 June 2014, with our beer volumes down 3.9% and our soft drink volumes down 4.1%. Volumes in Brazil came under pressure in the second quarter 2015, as expected, due to a very difficult FIFA World Cup comparable and an unfavorable macroeconomic environment.

We estimate that volumes of our premium and near beer brands continue to do very well, finishing the first six months well ahead of last year, led by Budweiser and Skol Beats Senses.

Latin America South

Latin America South volumes for the six-month period ended 30 June 2015 increased by 0.4 million hectoliters, or 2.5%, with beer volumes increasing 6.5% and non-beer volumes decreasing 3.4%, compared to the same period in 2014. On the same basis, our beer volumes in Argentina increased by low single digits as a result of a strong industry performance driven by good weather during the second quarter 2015.

Europe

Our volumes, including subcontracted volumes, for the six-month period ended 30 June 2015 decreased by 1.6 million hectoliters, or 7.1%, compared to the six-month period ended 30 June 2014. Excluding the acquisitions and disposals described above, own beer volumes for the six-month period ended 30 June 2015 decreased 6.2% compared to the six-month period ended 30 June 2014, mainly driven by a weak beer industry in Russia and Ukraine. On the same basis, own beer volumes declined by mid-single digits in Belgium, were down by low single digits in Germany and our own products volumes declined by low single digits in the United Kingdom, mainly as a result of the FIFA World Cup activations in the six-month period ended 30 June 2014 in these countries. We estimated our market share is marginally ahead in Germany, and remained stable in Belgium.

Asia Pacific

For the six-month period ended 30 June 2015, our volumes grew 5.8 million hectoliters, or 14.5%, compared to the same period in 2014. Excluding the acquisitions and disposals described above, our total volumes would have increased by 0.8% over the same period. On the same basis, our beer volumes in China grew by 1.9%, due in part to a very successful, first ever campaign bridging the Calendar and the Chinese New Year celebrations built around the Budweiser brand during the first quarter 2015, partially offset by poor weather across the country and economic headwinds during the second quarter 2015.

We estimate that the total industry volumes declined by approximately 4.5% in the six-month period ended 30 June 2015, with most of the impact being felt in the value and core segments.

Our three focus brands of Budweiser, Harbin and Sedrin grew by over 6% in the six-month period ended 30 June 2015 compared to the same period last year.

Our acquisition of OB closed on 1 April 2014. Year-over-year, for the period OB was consolidated, South Korean volumes were down high single digits, due to an industry decline and an estimated market share loss in a very competitive environment.

Global Export & Holding Companies

For the six-month period ended 30 June 2015, Global Export & Holding Companies volumes decreased by 2.3 million hectoliters compared to the same period last year. The volume performance mainly results from the discontinued reporting of the volumes sold to Constellation referred to above.

Revenue

The following table reflects changes in revenue across our business zones for the six-month period ended 30 June 2015 as compared to our revenue for the six-month period ended 30 June 2014:

	Six-month period ended 30 June 2015	Six-month period ended 30 June 2014	Change
	(USD million)		(%) (1)

North America	7,719	8,012	(3.7)
Mexico	1,948	2,339	(16.7)
Latin America North	4,484	5,213	(14.0)
Latin America South	1,614	1,311	23.1
Europe	1,922	2,483	(22.6)
Asia Pacific	2,822	2,350	20.1
Global Export & Holding Companies	997	1,098	(9.2)

Total	21,505	22,806	(5.7)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated revenue was USD 21,505 million for the six-month period ended 30 June 2015. This represented a decrease of USD 1,301 million, or 5.7% as compared to our consolidated revenue for the six-month period ended 30 June 2014 of USD 22,806 million. The results for the six-month period ended 30 June 2015 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2014 and 2015 and currency translation effects.

•

The 2014 acquisitions and disposals include the acquisition of Oriental Brewery, which was included as from 1 April 2014 in our consolidated financial reporting for year ended 31 December 2014, the acquisition of the Siping Ginsber Draft Beer Co., Ltd. and three breweries in China, as well as the disposal of Comercio y Distribución Modelo and the glass plant located in Piedras Negras, Coahuila, Mexico (collectively the “2014 acquisitions and disposals”). Furthermore, our 2015 consolidated results were impacted by the phasing out of inventory sales and transition services provided under agreements with Constellation in connection with the disposal of the Piedras Negras glass plant, the termination of certain distribution rights in Europe and the termination of agreements with Crown Imports, for the distribution of Grupo Modelo products through some of our company-owned distributors in the United States, and with Monster, for the distribution of its brands in the United States (collectively the “2015 acquisitions and disposals” and together with the 2014 acquisitions and disposals, the “2014 and 2015 acquisitions and disposals”). These acquisitions and disposals positively impacted our consolidated revenue by USD 3 million (net) for the six-month period ended 30 June 2015 compared to the six-month period ended 30 June 2014.

•

Our consolidated revenue for the six-month period ended 30 June 2015 also reflects an unfavorable currency translation impact of USD 2,399 million mainly arising from currency translation effects in Latin America North and South, Europe and Mexico.

Excluding the effects of the business acquisitions and disposals described above, currency translation effects and a change in the presentation of government surcharges in Asia Pacific previously reported in administrative expenses, our revenue would have increased 5.1% in the six-month period ended 30 June 2015 compared to the six-month period ended 30 June 2014. Our consolidated revenue for the six-month period ended 30 June 2015 was partly impacted by the developments in volumes discussed above. Our revenue per hectoliter for the six-month period ended 30 June 2015 compared to the same period last year increased 7.0% driven by our revenue management initiatives and brand mix, as we continue to implement our premiumization strategies.

The main business zones contributing to growth in our consolidated revenues per hectoliter were (i) Latin America North, mainly driven by revenue management initiatives, increased own distribution volumes and premium brand mix, as well as due to promotional activity around the FIFA World Cup in the second quarter 2014; (ii) Latin America South, as a result of strong industry performance in Argentina; (iii) Mexico driven by revenue management initiatives and positive brand mix due to improved performance from Bud Light; and (iv) Asia Pacific driven mainly by improved brand mix, especially Budweiser and Harbin Ice. In the United States, the contribution from brand mix was below our expectations, primarily due to the performance of the Bud Light Lime-A-Rita family of products.

Cost of Sales

The following table reflects changes in cost of sales across our business zones for the six-month period ended 30 June 2015 as compared to the six-month period ended 30 June 2014:

	Six-month period ended 30 June 2015	Six-month period ended 30 June 2014	Change
	(USD million)		(%)(1)
North America	(3,073)	(3,158)	2.7
Mexico	(508)	(709)	28.3
Latin America North	(1,573)	(1,819)	13.5
Latin America South	(619)	(492)	(25.8)
Europe	(797)	(1,069)	25.4
Asia Pacific	(1,391)	(1,152)	(20.7)
Global Export & Holding Companies	(702)	(754)	6.9

Total	(8,662)	(9,154)	5.4

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated cost of sales was USD 8,662 million for the six-month period ended 30 June 2015. This represented a decrease of USD 492 million, or 5.4%, compared to our consolidated cost of sales for the six-month period ended 30 June 2014. The results for the six-month period ended 30 June 2015 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2014 and 2015 and currency translation effects.

•

The 2014 and 2015 acquisitions and disposals described above positively impacted our consolidated cost of sales by USD 39 million for the six-month period ended 30 June 2015 compared to the six-month period ended 30 June 2014.

•

Our consolidated cost of sales for the six-month period ended 30 June 2015 also reflects a positive currency translation impact of USD 882 million mainly arising from currency translation effects in Latin America North and South, Europe and Mexico.

Excluding the effects of the business acquisitions and disposals described above and currency translation effects, our cost of sales would have increased by 4.8%, and by 6.6% on a per hectoliter basis. Our consolidated cost of sales for the six-month period ended 30 June 2015 was partly impacted by the developments in volumes discussed above. The increase in our cost of sales was driven primarily by unfavorable foreign exchange transactional impacts and higher depreciation from recent investments in Brazil. The increase was also partly due to the impact of a one-time benefit of USD 57 million, reported in the second quarter 2014, linked to the reversal of medical expense accruals in the United States.

Operating Expenses

The discussion below relates to our operating expenses, which equal the sum of our distribution expenses, sales and marketing expenses, administrative expenses and other operating income and expenses (net), for the six-month period ended 30 June 2015 as compared to the six-month period ended 30 June 2014. Our operating expenses do not include exceptional charges, which are reported separately.

Our operating expenses for the six-month period ended 30 June 2015 were USD 6,248 million, representing a decrease of USD 223 million, or 3.4% compared to our operating expenses for the same period 2014.

Distribution expenses

The following table reflects changes in distribution expenses across our business zones for the six-month period ended 30 June 2015 as compared to the six-month period ended 30 June 2014:

	Six-month period ended 30 June 2015	Six-month period ended 30 June 2014	Change
	(USD million)		(%)(1)
North America	(656)	(649)	(1.1)
Mexico	(197)	(239)	17.6
Latin America North	(587)	(679)	13.5
Latin America South	(153)	(133)	(15.0)
Europe	(203)	(249)	18.5
Asia Pacific	(231)	(188)	(22.9)
Global Export & Holding Companies	(98)	(88)	(11.4)

Total	(2,125)	(2,225)	4.5

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated distribution expenses were USD 2,125 million for the six-month period ended 30 June 2015. This represented a decrease of USD 100 million, or 4.5%, as compared to the six-month period ended 30 June 2014. The results for the six-month period ended 30 June 2015 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2014 and 2015 and currency translation effects.

•

The 2014 and 2015 acquisitions and disposals described above negatively impacted our consolidated distribution expenses by USD 9 million for the six-month period ended 30 June 2015 compared to the same period last year.

•	Our consolidated distribution expenses for the six-month period ended 30 June 2015 also reflect a positive currency translation impact of USD 285 million.

Excluding the effects of the business acquisitions and disposals and the currency translation effects described above, the increase in distribution expenses would have been 8.0%. This increase was driven mainly by increased freight rates in the United States, increased own distribution in Brazil, which is more than offset by the increase in net revenues; the growth of our premium and near beer brands in Brazil, and inflationary increases in Latin America South.

Sales and marketing expenses

Marketing expenses include all costs relating to the support and promotion of brands, including operating costs (such as payroll and office costs) of the marketing departments, advertising costs (such as agency costs and media costs), sponsoring, events, surveys and market research. Sales expenses include all costs relating to the sales of products, including operating costs (such as payroll and office costs) of the sales department and sales force.

The following table reflects changes in sales and marketing expenses across our business zones for the six-month period ended 30 June 2015 as compared to the six-month period ended 30 June 2014:

	Six-month period ended 30 June 2015	Six-month period ended 30 June 2014	Change
	(USD million)		(%)(1)
North America	(1,085)	(1,074)	(1.0)
Mexico	(342)	(426)	19.7
Latin America North	(547)	(702)	22.1
Latin America South	(188)	(173)	(8.7)
Europe	(438)	(578)	24.2
Asia Pacific	(645)	(527)	(22.4)
Global Export & Holding Companies	(98)	(128)	23.4

Total	(3,343)	(3,606)	7.3

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated sales and marketing expenses were USD 3,343 million for the six-month period ended 30 June 2015. This represented a decrease of USD 263 million, or 7.3%, as compared to our sales and marketing expenses for the six-month period ended 30 June 2014. The results for the six-month period ended 30 June 2015 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2014 and 2015 and currency translation effects.

•

The 2014 and 2015 acquisitions and disposals described above negatively impacted our consolidated sales and marketing expenses by USD 70 million for the six-month period ended 30 June 2015 compared to the same period last year.

•	Our consolidated sales and marketing expenses for the six-month period ended 30 June 2015 also reflect a positive currency translation impact of USD 379 million.

Excluding the effects of the business acquisitions and disposals described above and currency translation effects, our overall sales and marketing expenses for the six-month period ended 30 June 2015 would have increased 1.3%. This compares to a growth of 15.8% in the six-month period ended 30 June 2014, which reflected our FIFA World Cup activations.

Administrative expenses

The following table reflects changes in administrative expenses across our business zones for the six-month period ended 30 June 2015 as compared to the six-month period ended 30 June 2014:

	Six-month period ended 30 June 2015	Six-month period ended 30 June 2014	Change
	(USD million)		(%)(1)
North America	(254)	(241)	5.4
Mexico	(196)	(242)	(19.0)
Latin America North	(241)	(250)	(3.6)
Latin America South	(66)	(49)	34.7
Europe	(154)	(182)	(15.4)
Asia Pacific	(155)	(172)	(9.9)
Global Export & Holding Companies	(197)	(222)	(11.3)

Total	(1,263)	(1,359)	(7.1)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated administrative expenses were USD 1,263 million for the six-month period ended 30 June 2015. This represented a decrease of USD 96 million, or 7.1%, as compared to our consolidated administrative expenses for the six-month period ended 30 June 2014. The results for the six-month period ended 30 June 2015 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2014 and 2015 and currency translation effects.

•

The 2014 and 2015 acquisitions and disposals described above positively impacted our consolidated administrative expenses by USD 1 million for the six-month period ended 30 June 2015 compared to the same period last year.

•	Our consolidated administrative expenses for the six-month period ended 30 June 2015 also reflect a positive currency translation impact of USD 171 million.

Excluding the effects of the business acquisitions and disposals described above, currency translation effects and a change in the presentation of government surcharges in Asia Pacific to revenue, administrative expenses would have increased by 8.4% mainly due to the timing of variable compensation accruals.

Other operating income/(expense)

The following table reflects changes in other operating income and expenses across our business zones for the six-month period ended 30 June 2015 as compared to the six-month period ended 30 June 2014:

	Six-month period ended 30 June 2015	Six-month period ended 30 June 2014	Change
	(USD million)		(%)(1)
North America	20	258	(92.2)
Mexico	109	125	(12.8)
Latin America North	274	258	6.2
Latin America South	-	(6)	(100.0)
Europe	5	8	(37.5)
Asia Pacific	65	59	10.2
Global Export & Holding Companies	11	17	(35.3)

Total	483	719	(32.8)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

The net positive effect of our other operating income and expenses for the six-month period ended 30 June 2015 was USD 483 million. This represented a decrease of USD 236 million, or 32.8%, compared to the six-month period ended 30 June 2014. Other operating income in the six-month period ended 30 June 2014 included a one-time positive accounting adjustment of USD 223 million, following an actuarial reassessment of future liabilities under our post-retirement healthcare benefit plans in the United States. The results for the six-month period ended 30 June 2015 reflect a negative currency translation impact of USD 95 million.

Excluding the effects of the one-time positive accounting adjustment and currency translation effects described above, the net positive effect of our other operating income and expenses would have increased by 23.2% for the six-month period ended 30 June 2015 as compared to the same period in 2014. This increase was mainly driven by the timing of incentives in China.

Exceptional Items

Exceptional items are items which, in our management’s judgment, need to be disclosed separately by virtue of their size and incidence in order to obtain a proper understanding of our financial information. We consider these items to be significant in nature, and accordingly, our management has excluded these items from their segment measure of performance.

For the six-month period ended 30 June 2015, exceptional items consisted of restructuring charges, the impact of business and asset disposals and judicial settlements. Exceptional items were as follows for the six-month period ended 30 June 2015 and 2014:

	Six-month period ended 30 June 2015	Six-month period ended 30 June 2014
	(USD million)
Restructuring (including impairment losses)	(55)	(51)

Business and asset disposals (including impairment losses)	147	13

Acquisition costs of business combinations	(4)	(68)

Judicial settlements	(77)	-

Total	11	(106)

Restructuring

Exceptional restructuring charges (including impairment losses) amounted to a net cost of USD 55 million for the six-month period ended 30 June 2015 as compared to a net cost of USD 51 million for the six-month period ended 30 June 2014. These charges primarily relate to the integration of Grupo Modelo and to organizational alignments in Europe. These changes aim to eliminate overlap or duplicated processes, taking into account the right match of employee profiles with the new organizational requirements. These one-time expenses, as a result of the series of decisions, provide us with a lower cost base in addition to a stronger focus on our core activities, quicker decision making and improvements to efficiency, service and quality.

Business and asset disposal

Business and asset disposals (including impairment losses) resulted in a net gain of USD 147 million for the six-month period ended 30 June 2015. This gain consists primarily of compensation for the termination of agreements with Crown Imports for the distribution of Grupo Modelo products through some of our wholly-owned distributors in the United States, and with Monster, for the distribution of its brands in the United States.

Acquisition costs of business combinations

Acquisition costs amounted to a net cost of USD 4 million for the six-month period ended 30 June 2015.

Judicial settlements

The judicial settlement for the six-month period ended 30 June 2015 relates to the settlement reached between CADE, the Brazilian Antitrust Authority, and Ambev on the “Tô Contigo” customer loyalty program. See Note 20 to our unaudited interim report as of 30 June 2015 and for the six-month periods ended 30 June 2015 and 2014.

Profit from Operations

The following table reflects changes in profit from operations across our business zones for the six-month period ended 30 June 2015 as compared to the six-month period ended 30 June 2014:

	Six-month period ended 30 June 2015	Six-month period ended 30 June 2014	Change
	(USD million)		(%)(1)
North America	2,808	3,146	(10.7)
Mexico	792	822	(3.6)
Latin America North	1,733	2,020	(14.2)
Latin America South	582	455	27.9
Europe	327	398	(17.8)
Asia Pacific	457	312	46.5
Global Export & Holding Companies	(93)	(79)	17.7

Total	6,606	7,075	(6.6)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our profit from operations amounted to USD 6,606 million for the six-month period ended 30 June 2015. This represented a decrease of USD 469 million, or 6.6%, as compared to our profit from operations for the six-month period ended 30 June 2014. The results for the six-month period ended 30 June 2015 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2014 and 2015, currency translation effects and the effects of certain exceptional items as described above.

•

The 2014 and 2015 acquisitions and disposals negatively impacted our consolidated profit from operations by USD 296 million for the six-month period ended 30 June 2015 compared to the same period last year.

•	Our consolidated profit from operations for the six-month period ended 30 June 2015 also reflects a negative currency translation impact of USD 796 million.

•

Our profit from operations for the six-month period ended 30 June 2015 was positively impacted by USD 11 million of certain exceptional items, as compared to a negative impact of USD 106 million for the six-month period ended 30 June 2014. See “—Exceptional Items” above for a description of the exceptional items during the six-month period ended 30 June 2015 and 2014.

EBITDA, as defined

The following table reflects changes in our EBITDA, as defined, for the six-month period ended 30 June 2015 as compared to six-month period ended 30 June 2014:

	Six-month period ended 30 June 2015	Six-month period ended 30 June 2014	Change
	(USD million)		(%)(1)
Profit	5,361	5,010	7.0
Net finance results	128	1,010	(87.3)
Income tax expense	1,125	1,066	5.4
Share of result of associates	(8)	(11)	(27.3)

Profit from operations	6,606	7,075	(6.6)
Depreciation, amortization and impairment	1,528	1,550	(1.5)

EBITDA, as defined(2)	8,133	8,625	(5.7)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)

See “Item 5. Operating and Financial Review and Results of Operations—Results of Operations—Year Ended 31 December 2014 Compared to Year Ended 31 December 2013—EBITDA, as defined” of our 2014 Annual Report for additional information on our definition and use of EBITDA, as defined.

Our EBITDA, as defined, amounted to USD 8,133 million for the six-month period ended 30 June 2015. This represented a decrease of USD 492 million, or 5.7%, as compared to our EBITDA, as defined, for the six-month period ended 30 June 2014. The results for the six-month period ended 30 June 2015 reflect the performance of our business after the completion of the acquisitions and disposals we undertook in 2014 and 2015 discussed above and currency translation effects. Furthermore, our EBITDA, as defined, was positively impacted by USD 11 million (before impairment losses) of certain exceptional items in the six-month period ended 30 June 2015, as compared to a negative impact of USD 106 million during the six-month period ended 30 June 2014. See “—Exceptional Items” above for a description of the exceptional items during the six-month period ended 30 June 2015 and 2014.

Net Finance Results

	Six-month period ended 30 June 2015	Six-month period ended 30 June 2014	Change
	(USD million)		(%)(1)
Net interest expense	(760)	(883)	13.9
Net interest on net defined benefit liabilities	(60)	(58)	(3.4)
Accretion expense	(149)	(158)	5.7
Other financial results	506	(149)	439.6

Net finance costs before exceptional finance results	(463)	(1,248)	62.9
Mark-to-market adjustment on derivatives	335	238	40.8

Exceptional net finance income/(cost)	335	238	40.8

Net finance income/(cost)	(128)	(1,010)	87.3

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our net finance cost for the six-month period ended 30 June 2015 was USD 128 million, as compared to a net finance cost of USD 1,010 million for the six-month period ended 30 June 2014, representing a cost decrease of USD 882 million. Net finance cost in the six-month period ended 30 June 2015 includes a positive mark-to-market adjustment of USD 618 million linked to the hedging of our share-based payment program and positive currency results in other financial results, as well as lower net interest expense. Net finance cost in the six-month period ended 30 June 2014 includes a positive mark-to-market adjustment of USD 292 million, partially offset by negative currency results.

The number of shares included in the hedging of our share-based payment programs, and the share prices at the beginning and end of the six-month period, are shown in the table below:

	Six-month period ended 30 June 2015	Six-month period ended 30 June 2014
Share price at the start of the six-month period (in euro)	93.86	77.26
Share price at the end of the six-month period (in euro)	107.50	83.90
Number of equity derivative instruments at the end of the period (millions)	35.5	28.1

Exceptional net finance income was USD 335 million resulting from gains related to mark-to-market adjustments on derivative instruments entered into to hedge the deferred share instrument issued in a transaction related to the combination with Grupo Modelo, compared to a gain of USD 238 million during the six-month period ended 30 June 2014. The deferred share instrument has been hedged at an average price of approximately EUR 68 per share. The number of shares included in the hedging of the deferred share instrument, and the share prices at the beginning and end of the six-month period, are shown in the table below:

	Six-month period ended 30 June 2015	Six-month period ended 30 June 2014
Share price at the start of the six-month period (in euro)	93.86	77.26
Share price at the end of the six-month period (in euro)	107.50	83.90
Number of equity derivative instruments at the end of the period (millions)	23.1	23.1

Share of result of associates

Our share of result of associates for the six-month period ended 30 June 2015 was USD 8 million as compared to USD 11 million for the six-month period ended 30 June 2014.

Income Tax Expense

Our total income tax expense for the six-month period ended 30 June 2015 amounted to USD 1,125 million, with an effective tax rate of 17.4%, as compared to an income tax expense of USD 1,066 million and an effective tax rate of 17.6% for the six-month period ended 30 June 2014. The decrease in the effective tax rate mainly resulted from 2015 gains from certain derivatives related to the hedging of share-based payment programs and the hedging of the deferred share instrument issued in a transaction related to the combination with Grupo Modelo, as well as changes in country profit mix.

Profit Attributable to Non-Controlling Interests

Our profit attributable to non-controlling interests was USD 751 million for the six-month period ended 30 June 2015, a decrease of USD 69 million from USD 820 million for the six-month period ended 30 June 2014, with a strong operating performance of Ambev being offset by currency translation effects.

Profit Attributable to Our Equity Holders

Profit attributable to our equity holders for the six-month period ended 30 June 2015 was USD 4,610 million (compared to USD 4,190 million for the six-month period ended 30 June 2014) with basic earnings per share of USD 2.81, based on 1,640 million shares outstanding, representing the weighted average number of shares outstanding during the six-month period ended 30 June 2015.

Excluding the after-tax exceptional items discussed above, profit attributable to our equity holders for the six-month period ended 30 June 2015 would have been USD 4,278 million and basic earnings per share would have been USD 2.61.

Impact of Changes in Foreign Exchange Rates

Foreign exchange rates have a significant impact on our consolidated financial statements. The following table sets forth the percentage of our revenue realized by currency for the six-month periods ended 30 June 2015 and 2014:

	Six-month period ended 30 June
	2015	2014
U.S. dollar	34.4%	33.5%
Brazilian real	18.7%	21.2%
Mexican peso	11.3%	12.4%
Chinese yuan	10.0%	8.5%
Euro	5.8%	6.9%
Argentinean peso	4.4%	3.2%
Canadian dollars	4.0%	4.1%

	Six-month period ended 30 June
	2015	2014
South Korean won	3.0%	1.8%
Russian ruble	1.2%	1.9%
Other	7.2%	6.5%

Liquidity and Capital Resources

The following table sets forth our consolidated cash flows for the six-month periods ended 30 June 2015 and 2014:

	Six-month period ended 30 June 2015	Six-month period ended 30 June 2014
	(USD million)
Cash flow from operating activities	4,714	4,721
Cash flow from investing activities	(1,944)	(7,467)
Cash flow from financing activities	(4,242)	1,212

Net increase/(decrease) in cash and cash equivalents	(1,472)	(1,534)

Cash flow from operating activities

The following table sets forth our cash flow from operating activities for the six-month periods ended 30 June 2015 and 2014:

	Six-month period ended 30 June 2015	Six-month period ended 30 June 2014
	(USD million)
Profit	5,361	5,010
Interest, taxes and non-cash items included in profit	2,829	3,442

Cash flow from operating activities before changes in working capital and use of provisions	8,190	8,452
Change in working capital	(965)	(1,121)
Pension contributions and use of provisions	(194)	(210)
Interest and taxes (paid)/received	(2,336)	(2,425)
Dividends received	19	25

Cash flow from operating activities	4,714	4,721

Our cash flow from operating activities reached USD 4,714 million in the first half of 2015 compared to USD 4,721 million in the first half of 2014.

Changes in working capital in the first half of 2015 and 2014 reflect higher working capital levels compared to year-end levels partly due to seasonality. Changes in working capital in the first half of 2015 are negatively impacted by the payments related to capital expenditure projects in 2014, which had on average longer payment terms.

Cash flow from investing activities

The following table sets forth our cash flow from investing activities for the six-month periods ended 30 June 2015 and 2014:

	Six-month period ended 30 June 2015	Six-month period ended 30 June 2014
	(USD million)
Net capex	(1,609)	(1,579)
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	(220)	(5,499)
Net proceeds from sale/(acquisitions) of investment in short term debt securities	(71)	(39)
Net of tax proceeds from the sale of assets held for sale	228	(146)
Other	(272)	(204)

Cash flow from investing activities	(1,944)	(7,467)

Net cash used in investing activities was USD 1,944 million in the six-month period ended 30 June 2015 as compared to USD 7,467 million in the same period of 2014. See also Note 6 to our unaudited interim report as of 30 June 2015 and for the six-month periods ended 30 June 2015 and 2014. In 2014, cash flow from investing activities mainly reflects the OB acquisition.

Cash flow from financing activities

The following table sets forth our cash flow from financing activities for the six-month periods ended 30 June 2015 and 2014:

	Six-month period ended 30 June 2015	Six-month period ended 30 June 2014
	(USD million)
Dividends paid	(4,556)	(4,299)
Net (payments) on/proceeds from borrowings	1,507	5,667
Net proceeds from the issue of share capital	3	72
Share buyback	(1,000)	-
Other	(196)	(228)

Cash flow from financing activities	(4,242)	1,212

The cash outflow from our financing activities amounted to USD 4,242 million in the six-month period ended 30 June 2015, as compared to a cash inflow of USD 1,212 million in the same period in 2014. The 2015 cash outflow from financing activities for the six-month period ended 30 June 2015 reflects the share buyback and higher dividends paid. In 2014, cash inflow from financing activities reflects the funding of the OB acquisition.

Our cash, cash equivalents and short-term investments in debt securities less bank overdrafts as of 30 June 2015 amounted to USD 6,722 million. As of 30 June 2015, we had total liquidity of USD 14,722 million, which consisted of USD 8.0 billion available under committed long-term credit facilities and USD 6,722 million of cash, cash equivalents and short-term investments in debt securities less bank overdrafts. Although we may borrow such amounts to meet our liquidity needs, we principally rely on cash flows from operating activities to fund our continuing operations.

Capital Resources and Equity

Our net debt increased to USD 44,410 million as of 30 June 2015, from USD 42,135 million as of 31 December 2014.

Apart from operating results net of capital expenditures, the net debt is mainly impacted by share buyback (USD 1.0 billion), dividend payments to our shareholders and Ambev’s shareholders (USD 4.6 billion), the payment of interests and taxes (USD 2.3 billion) and the impact of changes in foreign exchange rates (USD 680 million decrease of net debt).

The net debt to EBITDA, as defined (adjusted for exceptional items) ratio increased from 2.27:1 at the end of 2014 to 2.48:1 on a reported basis for the 12-month period ending 30 June 2015 (July 2014 – June 2015 as reported).

Consolidated equity attributable to our equity holders as at 30 June 2015 was USD 47,501 million, compared to USD 49,972 million as at 31 December 2014. The combined effect of the weakening of the closing rates of the euro, the Brazilian real, the Argentinean peso, the Mexican peso, the Canadian dollar and the South Korean won, amongst others, resulted in a negative foreign exchange translation adjustment of USD 1,564 million.

The chart below shows the terms and debt repayment schedules of our debt as of 30 June 2015 (figures in USD billions):

Further details on interest bearing loans and borrowings, repayment schedules and liquidity risk are disclosed in note 15 and note 18 to our unaudited interim report as of 30 June 2015 and for the six-month periods ended 30 June 2015 and 2014.

Outlook

In terms of the volume and revenue outlook for 2015, we expect:

•	In the US: We expect industry volumes to improve in full year 2015 compared to full year 2014. We expect sales-to-wholesalers and sales-to-retailers to converge on a full year basis.

•	In Mexico: We expect beer industry volumes to continue to grow in 2015, driven by the economy and our own commercial initiatives.

•	In Brazil: We expect our net revenues to grow by mid to high single digits, helped by continuing growth in the premium segment.

•

In China: The poor weather and economic headwinds led to a challenging first six months for the beer industry. However, we expect industry volumes to return to growth in the second half of the year. We expect our revenue per hl to continue to be driven by favorable brand mix.

•

Total AB InBev: We expect revenue per hectoliter to grow organically in line with inflation, on a constant geographic basis, as a result of our revenue management initiatives and continued improvements in mix. When we make estimations on a constant geographic basis, we assume that each country in which we operate accounts for the same percentage of our global volume in 2015 as it did in 2014. In this way, for example, we seek to eliminate the impact for comparative purposes of faster growth in countries with lower revenue per hectoliter.

We expect cost of sales per hectoliter to increase organically by low single digits, on a constant geographic basis, driven by mix and unfavorable foreign exchange transactional impact (primarily the Brazilian real to the US dollar), partly offset by favorable global commodity prices, procurement savings and efficiency gains.

We expect distribution expenses per hectoliter to increase organically by mid-single digits.

We expect sales and marketing investments to grow by mid to high single digits as we continue to invest behind our brands and global platforms for the long term.

We expect the average coupon on net debt to be in the range of 3.5% to 4.0% in 2015. Net pension interest expense and accretion expenses are expected to be approximately USD 35 million and USD 80 million per quarter, respectively. We expect that other financial results will continue to be impacted by any gains and losses related to the hedging of our share-based payment programs.

We expect net capital expenditure of approximately USD 4.3 billion for full year 2015, driven by investments in our consumer and commercial initiatives, and capacity expansion.

We consider our optimal capital structure to remain at a net debt to EBITDA, as defined (adjusted for exceptional items), ratio of around 2x. Approximately one-third of our gross debt is denominated in currencies other than the U.S. dollar, principally the euro.

Recent Developments

BOND ISSUANCE

On 23 July 2015 Anheuser-Busch InBev Finance Inc., a subsidiary of Anheuser-Busch InBev SA/NV issued 565 million USD aggregate principal amount of fixed rate Notes due 2045. The Notes will bear interest at an annual rate of 4.600%.

GUANGZHOU ZHUJIANG BREWERY CO. LTD

On 23 July 2015 Anheuser-Busch InBev entered into a subscription agreement for private placement of shares of Guangzhou Zhujiang Brewery Co., Ltd (“Zhujiang Brewery”), investing no less than 1.6 billion RMB (approximately USD 258 million) to increase its holdings in Zhujiang Brewery to 29.99%, subject to various regulatory approvals. This additional investment allows us to further deepen the strategic partnership with Zhujiang Brewery which started in the early 1980s.

Unaudited Interim Report

for the six-month period ended

30 June 2015

Index

Index 29

1.	Unaudited condensed consolidated interim financial statements	30
1.1.	Unaudited condensed consolidated interim income statement	30
1.2.	Unaudited condensed consolidated interim statement of comprehensive income	31
1.3.	Unaudited condensed consolidated interim statement of financial position	32
1.4.	Unaudited condensed consolidated interim statement of changes in equity	33
1.5.	Unaudited condensed consolidated interim statement of cash flows	34
1.6.	Notes to the unaudited condensed consolidated interim financial statements	35

1.	Unaudited condensed consolidated interim financial statements

1.1.	Unaudited condensed consolidated interim income statement

For the six-month period ended 30 June Million US dollar, except earnings per shares in US dollar	Notes	2015	2014
Revenue		21 505	22 806
Cost of sales		(8 662)	(9 154)
Gross profit		12 843	13 652

Distribution expenses		(2 125)	(2 225)
Sales and marketing expenses		(3 343)	(3 606)
Administrative expenses		(1 263)	(1 359)
Other operating income/(expenses)		483	719

Restructuring (including impairment losses)	7	(55)	(51)
Business and asset disposal (including impairment losses)	7	147	13
Acquisition costs business combinations	7	(4)	(68)
Judicial settlement	7	(77)	-
Profit from operations		6 606	7 075

Finance cost	8	(1 235)	(1 493)
Finance income	8	1 107	483
Net finance cost		(128)	(1 010)

Share of result of associates		8	11
Profit before tax		6 486	6 076

Income tax expense	9	(1 125)	(1 066)
Profit		5 361	5 010

Attributable to:
Equity holders of AB InBev		4 610	4 190
Non-controlling interest		751	820

Basic earnings per share	14	2.81	2.57
Diluted earnings per share	14	2.76	2.52

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

1.2. Unaudited condensed consolidated interim statement of comprehensive income

For the six-month period ended 30 June Million US dollar	2015	2014

Profit	5 361	5 010

Other comprehensive income: items that will not be reclassified to profit or loss:
Re-measurements of post-employment benefits	1	49

Other comprehensive income: Items that may be reclassified subsequently to profit or loss:
Translation reserves (gains/(losses))
Exchange differences on translation of foreign operations	(1 807)	765
Effective portion of changes in fair value of net investment hedges	(106)	95
Cash flow hedges
Recognized in equity	(125)	65
Removed from equity and included in profit or loss	(36)	(105)
	(2 074)	820

Other comprehensive income, net of tax	(2 073)	869

Total comprehensive income	3 288	5 879

Attributable to:
Equity holders of AB InBev	2 862	4 939
Non-controlling interest	426	940

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

1.3.	Unaudited condensed consolidated interim statement of financial position

As at Million US dollar	Notes	30 June 2015	31 December 2014

ASSETS
Non-current assets
Property, plant and equipment	10	19 295	20 263
Goodwill	11	68 465	70 758
Intangible assets	12	29 535	29 923
Investments in associates and joint ventures		139	110
Investment securities		135	118
Deferred tax assets		1 497	1 058
Employee benefits		12	10
Trade and other receivables		1 664	1 769
		120 742	124 009

Current assets
Investment securities	13	331	301
Inventories		3 112	2 974
Income tax receivable		230	359
Trade and other receivables		7 395	6 449
Cash and cash equivalents	13	6 453	8 357
Assets held for sale		92	101
		17 613	18 541
Total assets		138 355	142 550

EQUITY AND LIABILITIES
Equity
Issued capital	14	1 736	1 736
Share premium		17 620	17 620
Reserves		(7 274)	(4 558)
Retained earnings		35 419	35 174
Equity attributable to equity holders of AB InBev		47 501	49 972

Non-controlling interest		3 942	4 285
		51 443	54 257

Non-current liabilities
Interest-bearing loans and borrowings	15	44 067	43 630
Employee benefits		2 965	3 050
Deferred tax liabilities		12 179	12 701
Trade and other payables	17	1 026	1 070
Provisions		809	634
		61 046	61 085

Current liabilities
Bank overdrafts	13	62	41
Interest-bearing loans and borrowings	15	7 375	7 451
Income tax payable		759	629
Trade and other payables	17	17 522	18 922
Provisions		148	165
		25 866	27 208
Total equity and liabilities		138 355	142 550

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

1.4.	Unaudited condensed consolidated interim statement of changes in equity

	Attributable to equity holders of AB InBev
Million US dollar	Issued capital	Share premium	Treasury shares	Share- based payment reserves	Translation reserves	Hedging reserves	Post- employment benefits	Deferred share instrument	Retained earnings	Total	Non- controlling interest	Total equity

As per 1 January 2014	1 735	17 608	(874)	885	(962)	455	(968)	1 482	31 004	50 365	4 943	55 308
Profit	-	-	-	-	-	-	-	-	4 190	4 190	820	5 010
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	-	-	-	-	715	-	-	-	-	715	145	860
Cash flow hedges	-	-	-	-	-	(2)	-	-	-	(2)	(38)	(40)
Re-measurements of post-employment benefits	-	-	-	-	-	-	36	-	-	36	13	49
Total comprehensive income	-	-	-	-	715	(2)	36	-	4 190	4 939	940	5 879
Shares issued	1	12	-	-	-	-	-	-	-	13	-	13
Dividends	-	-	-	-	-	-	-	(44)	(3 088)	(3 132)	(944)	(4 076)
Treasury shares	-	-	27	-	-	-	-	-	-	27	-	27
Share-based payments	-	-	-	87	-	-	-	-	-	87	9	96
Scope and other changes	-	-	-	-	-	-	-	-	93	93	(90)	3
As per 30 June 2014	1 736	17 620	(847)	972	(247)	453	(932)	1 438	32 199	52 392	4 858	57 250

	Attributable to equity holders of AB InBev
Million US dollar	Issued capital	Share premium	Treasury shares	Share- based payment reserves	Translation reserves	Hedging reserves	Post- employment benefits	Deferred share instrument	Retained earnings	Total	Non- controlling interest	Total equity

As per 1 January 2015	1 736	17 620	(819)	1 080	(5 336)	557	(1 447)	1 407	35 174	49 972	4 285	54 257
Profit	-	-	-	-	-	-	-	-	4 610	4 610	751	5 361
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	-	-	-	-	(1 564)	-	-	-	-	(1 564)	(349)	(1 913)
Cash flow hedges	-	-	-	-	-	(184)	-	-	-	(184)	23	(161)
Re-measurements of post-employment benefits	-	-	-	-	-	-	-	-	-	-	1	1
Total comprehensive income	-	-	-	-	(1 564)	(184)	-	-	4 610	2 862	426	3 288
Dividends	-	-	-	-	-	-	-	(62)	(4 329)	(4 391)	(692)	(5 083)
Treasury shares	-	-	(987)	-	-	-	-	-	-	(987)	-	(987)
Share-based payments	-	-	-	81	-	-	-	-	-	81	9	90
Scope and other changes	-	-	-	-	-	-	-	-	(36)	(36)	(86)	(122)
As per 30 June 2015	1 736	17 620	(1 806)	1 161	(6 900)	373	(1 447)	1 345	35 419	47 501	3 942	51 443

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

1.5. Unaudited condensed consolidated interim statement of cash flows

For the six-month period ended 30 June Million US dollar	Notes	2015	2014

OPERATING ACTIVITIES
Profit		5 361	5 010
Depreciation, amortization and impairment		1 527	1 550
Impairment losses on receivables, inventories and other assets		42	33
Additions/(reversals) in provisions and employee benefits		173	(198)
Net finance cost/(income)	8	128	1 010
Loss/(gain) on sale of property, plant and equipment and intangible assets		(1)	(8)
Loss/(gain) on sale of subsidiaries, associates and assets held for sale		(146)	(16)
Equity-settled share-based payment expense	16	106	123
Income tax expense	9	1 125	1 066
Other non-cash items included in the profit		(117)	(107)
Share of result of associates		(8)	(11)
Cash flow from operating activities before changes in working capital and use of provisions		8 190	8 452
Decrease/(increase) in trade and other receivables		(273)	(673)
Decrease/(increase) in inventories		(322)	(532)
Increase/(decrease) in trade and other payables	17	(370)	84
Pension contributions and use of provisions		(194)	(210)
Cash generated from operations		7 031	7 121

Interest paid		(1 060)	(1 242)
Interest received		156	130
Dividends received		19	25
Income tax paid		(1 432)	(1 313)
CASH FLOW FROM OPERATING ACTIVITIES		4 714	4 721

INVESTING ACTIVITIES
Proceeds from sale of property, plant and equipment and of intangible assets		66	90
Sale of subsidiaries, net of cash disposed of	6	1	17
Acquisition of subsidiaries, net of cash acquired	6	(221)	(5 516)
Purchase of non-controlling interest	14	(181)	(57)
Acquisition of property, plant and equipment and of intangible assets	10/12	(1 675)	(1 669)
Net of tax proceeds from the sale of assets held for sale		228	(146)
Net proceeds from sale/(acquisition) of investment in short-term debt securities	13	(71)	(39)
Net proceeds from sale/(acquisition) of other assets		(45)	(153)
Net repayments/(payments) of loans granted		(46)	6
CASH FLOW FROM INVESTING ACTIVITIES		(1 944)	(7 467)

FINANCING ACTIVITIES
Net proceeds from the issue of share capital	14	3	72
Proceeds from borrowings		9 645	14 164
Payments on borrowings		(8 138)	(8 497)
Cash net finance (costs)/income other than interests		(196)	(228)
Share buyback		(1 000)	-
Dividends paid		(4 556)	(4 299)
CASH FLOW FROM FINANCING ACTIVITIES		(4 242)	1 212

Net increase/(decrease) in cash and cash equivalents		(1 472)	(1 534)

Cash and cash equivalents less bank overdrafts at beginning of year		8 316	9 833
Effect of exchange rate fluctuations		(453)	83
Cash and cash equivalents less bank overdrafts at end of period	13	6 391	8 382

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

1.6.	Notes to the unaudited condensed consolidated interim financial statements

Corporate information	1
Statement of compliance	2
Summary of significant accounting policies	3
Use of estimates and judgments	4
Segment reporting	5
Acquisitions and disposals of subsidiaries	6
Exceptional items	7
Finance cost and income	8
Income taxes	9
Property, plant and equipment	10
Goodwill	11
Intangible assets	12
Cash and cash equivalents and investments in short-term debt securities	13
Changes in equity and earnings per share	14
Interest-bearing loans and borrowings	15
Share-based payments	16
Trade and other payables	17
Risks arising from financial instruments	18
Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customer and other	19
Contingencies	20
Related parties	21
Supplemental guarantor financial information	22
Events after the balance sheet date	23

1.  CORPORATE INFORMATION

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. Beer, the original social network, has been bringing people together for thousands of years and the company’s portfolio of well over 200 beer brands continues to forge strong connections with consumers. This includes global brands Budweiser®, Corona® and Stella Artois®; international brands Beck’s®, Leffe® and Hoegaarden®; and local champions Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Victoria®, Modelo Especial®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Cass® and Jupiler®. Anheuser-Busch InBev’s dedication to heritage and quality originates from the Den Hoorn brewery in Leuven, Belgium dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser Busch InBev leverages the collective strengths of approximately 155 000 employees based in 25 countries worldwide. In 2014, AB InBev realized 47.1 billion US dollar revenue. The company strives to be the Best Beer Company Bringing People Together For a Better World.

The unaudited condensed consolidated interim financial statements of the company for the six-month period ended 30 June 2015 comprise the company and its subsidiaries (together referred to as “AB InBev” or the “company”) and the company’s interest in associates and jointly controlled entities. The condensed consolidated interim financial statements as of 30 June 2015 and for the six-month periods ended 30 June 2015 and 30 June 2014 are unaudited; however, in the opinion of the company, the interim data include all adjustments, consisting of only normally recurring adjustments, necessary for a fair statement of the results for the interim period.

The unaudited condensed consolidated interim financial statements were authorized for issue by the Board of Directors on 29 July 2015.

2.  STATEMENT OF COMPLIANCE

The unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standard (IFRS) IAS 34 Interim Financial Reporting as issued by the International Accounting Standard Board (IASB) and as adopted by the European Union. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the company as at and for the year ended 31 December 2014. AB InBev did not early apply any new IFRS requirements that were not yet effective in 2015 and did not apply any European carve-outs from IFRS.

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied are consistent with those applied in the annual consolidated financial statements ended 31 December 2014, except as described below.

(A)    SUMMARY OF CHANGES IN ACCOUNTING POLICIES

A number of new standards, amendment to standards and new interpretations became mandatory for the first time for the financial year beginning 1 January 2015, and have not been listed in these unaudited condensed consolidated interim financial statements because of either their non-applicability to or their immateriality to AB InBev’s consolidated financial statements.

(B)    FOREIGN CURRENCIES

FOREIGN CURRENCY TRANSACTIONS

Foreign currency transactions are accounted for at exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the balance sheet date rate. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Non-monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to US dollar at foreign exchange rates ruling at the dates the fair value was determined.

TRANSLATION OF THE RESULTS AND FINANCIAL POSITION OF FOREIGN OPERATIONS

Assets and liabilities of foreign operations are translated to US dollar at foreign exchange rates prevailing at the balance sheet date. Income statements of foreign operations, excluding foreign entities in hyperinflationary economies, are translated to US dollar at exchange rates for the year approximating the foreign exchange rates prevailing at the dates of the transactions. The components of shareholders’ equity are translated at historical rates. Exchange differences arising from the translation of shareholders’ equity to US dollar at period-end exchange rates are taken to other comprehensive income (translation reserves).

In hyperinflationary economies, re-measurement of the local currency denominated non-monetary assets, liabilities, income statement accounts as well as equity accounts is made by applying a general price index. These re-measured accounts are used for conversion into US dollar at the closing exchange rate. AB InBev did not operate in hyperinflationary economies in 2014 and 2015.

EXCHANGE RATES

The most important exchange rates that have been used in preparing the financial statements are:

	Closing rate		Average rate
1 US dollar equals:	30 June 2015	31 December 2014	30 June 2015	30 June 2014
Argentinean peso	9.086551	8.552034	8.742260	7.825394
Brazilian real	3.102600	2.656197	2.971548	2.309346
Canadian dollar	1.236840	1.158305	1.233027	1.095976
Chinese yuan	6.199475	6.206895	6.217463	6.172767
Euro	0.893735	0.823655	0.891833	0.727973
South Korean won	1 118.57	1 090.93	1 096.97	1 038.48
Mexican Peso	15.567584	14.718112	15.065764	13.104824
Pound sterling	0.635803	0.641544	0.656221	0.599758
Russian ruble	55.525285	56.256744	56.645896	35.128745
Ukrainian hryvnia	21.015707	15.768560	21.447057	10.372349

(C)    RECENTLY ISSUED IFRS

IFRS WITH EFFECTIVE APPLICATION FOR ANNUAL PERIODS AFTER 1ST JANUARY 2015:

To the extent that new IFRS requirements are expected to be applicable in the future, they have been summarized hereafter. For six-month period ended 30 June 2015, they have not been applied in preparing these unaudited condensed consolidated interim financial statements.

IFRS 9 Financial Instruments:

IFRS 9 Financial Instruments is the standard issued as part of a wider project to replace IAS 39. IFRS 9 introduces a logical approach for the classification of financial assets, which is driven by cash flow characteristics and the business model in which an asset is held; defines a new expected-loss impairment model that will require more timely recognition of expected credit losses; and introduces a substantially-reformed model for hedge accounting, with enhanced disclosures about risk management activity. The new hedge accounting model represents a significant overhaul of hedge accounting that aligns the accounting treatment with risk management activities. IFRS 9 also removes the volatility in profit or loss that was caused by changes in the credit risk of liabilities elected to be measured at fair value. IFRS 9 will be effective for annual periods beginning on or after 1 January 2018. Early application is permitted.

IFRS 15 Revenue from Contracts with Customers:

The core principle of the new standard is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the company expects to be entitled in exchange for those goods or services. The new standard will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements. IFRS 15 is effective for an entity’s first annual IFRS financial statements for periods beginning on or after 1 January 2018. Early application is permitted.

Other Standards, Interpretations and Amendments to Standards

A number of other amendments to standards are effective for annual periods beginning after 1 January 2015, and have not been listed above because of either their non-applicability to or their immateriality to AB InBev’s consolidated financial statements.

4.  USE OF ESTIMATES AND JUDGMENTS

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Although each of its significant accounting policies reflects judgments, assessments or estimates, AB InBev believes that the following accounting policies reflect the most critical judgments, estimates and assumptions that are important to its business operations and the understanding of its results: business combinations, intangible assets, goodwill, impairment, provisions, share-based payments, employee benefits and accounting for current and deferred tax.

The fair values of acquired identifiable intangibles are based on an assessment of future cash flows. Impairment analyses of goodwill and indefinite-lived intangible assets are performed annually and whenever a triggering event has occurred, in order to determine whether the carrying value exceeds the recoverable amount. These calculations are based on estimates of future cash flows.

The company uses its judgment to select a variety of methods including the discounted cash flow method and option valuation models and makes assumptions about the fair value of financial instruments that are mainly based on market conditions existing at each balance sheet date.

Actuarial assumptions are established to anticipate future events and are used in calculating pension and other long-term employee benefit expense and liability. These factors include assumptions with respect to interest rates, rates of increase in health care costs, rates of future compensation increases, turnover rates, and life expectancy.

The company is subject to income tax in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income tax. There are some transactions and calculations for which the ultimate tax determination is uncertain. Some subsidiaries within the group are involved in tax audits and local enquiries usually in relation to prior years. Investigations and negotiations with local tax authorities are ongoing in various jurisdictions at the balance sheet date and, by their nature, these can take considerable time to conclude. In assessing the amount of any income tax provisions to be recognized in the financial statements, estimation is made of the expected successful settlement of these matters. Estimates of interest and penalties on tax liabilities are also recorded. Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period such determination is made.

Judgments made by management in the application of IFRS that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are further discussed in the relevant notes hereafter.

In preparing these unaudited condensed consolidated interim financial statements, the significant judgments made by management in applying the company’s accounting policies and the key sources of estimating uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended 31 December 2014.

5.    SEGMENT REPORTING

Segment information is presented by geographical segments, consistent with the information that is available and evaluated regularly by the chief operating decision maker. AB InBev operates its business through seven business segments. Regional and operating company management is responsible for managing performance, underlying risks, and effectiveness of operations. Internally, AB InBev’s management uses performance indicators such as normalized profit from operations (normalized EBIT) and normalized EBITDA as measures of segment performance and to make decisions regarding allocation of resources.

All figures in the table below are stated in million US dollar, except volume (million hls) and Normalized EBITDA margin (in %). The information presented is for the six-month period ended 30 June, except for segment assets (non-current) comparatives at 31 December 2014.

	North America		Mexico		Latin America North		Latin America South		Europe		Asia Pacific		Global Export and Holding Companies		Consolidated
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014

Volume	58	61	20	19	59	60	18	17	21	22	45	40	3	6	224	225

Revenue	7 719	8 012	1 948	2 339	4 484	5 213	1 614	1 311	1 922	2 483	2 822	2 350	997	1 098	21 505	22 806

Normalized EBITDA	3 038	3 514	986	1 062	2 170	2 377	681	542	499	632	762	604	(15)	-	8 123	8 731
Normalized EBITDA margin %	39.4%	43.9%	50.6%	45.4%	48.4%	45.6%	42.2%	41.3%	26.0%	25.5%	27.0%	25.7%	-	-	37.8%	38.3%

Depreciation, amortization and impairment	(368)	(366)	(173)	(213)	(360)	(356)	(94)	(84)	(164)	(219)	(296)	(234)	(72)	(78)	(1 527)	(1 550)

Normalized profit from operations (EBIT)	2 670	3 149	813	848	1 811	2 021	587	458	335	413	465	370	(86)	(78)	6 595	7 181

Exceptional items (refer Note 7)	138	(2)	(21)	(26)	(77)	(1)	(5)	(2)	(8)	(15)	(8)	(58)	(7)	(1)	11	(106)

Profit from operations (EBIT)	2 808	3 146	792	822	1 734	2 020	582	455	327	398	457	312	(93)	(79)	6 606	7 075

Net finance income/(cost)															(128)	(1 010)
Share of results of associates															8	11
Income tax expense															(1 125)	(1 066)

Profit/(loss)															5 361	5 010

Segment assets (non-current)	61 459	61 693	23 578	25 129	13 330	14 581	2 632	2 645	4 640	4 847	12 971	13 053	2 132	2 062	120 742	124 009
Gross capex	302	143	99	124	489	588	161	201	164	168	382	388	81	19	1 677	1 632

6.   ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES

The table below summarizes the impact of the acquisitions on the Statement of financial position and cash flows of AB InBev for 30 June 2015 and 2014:

Million US dollar	2015 Acquisitions	2014 Acquisitions	2015 Disposals	2014 Disposals
Non-current assets
Property, plant and equipment	15	812	(20)	-
Intangible assets	29	1 182	-	-
Trade and other receivables	-	47	-	-
Deferred tax assets	-	55	-	-
Current assets
Inventories	5	104	-	-
Trade and other receivables	5	299	-	-
Cash and cash equivalents	-	247	-	-
Non-current liabilities
Interest-bearing loans and borrowings	(1)	(499)	-	-
Trade and other payables	-	(183)	-	-
Employee benefits	-	(27)	-	-
Deferred tax liabilities	-	(294)	-	-
Provisions	-	-	(2)	-
Current liabilities
Interest-bearing loans and borrowings	(2)	(34)	-	-
Income tax payable	-	(105)	-	-
Trade and other payables	4	(635)	-	-
Net identifiable assets and liabilities	55	969	(22)	-
Goodwill on acquisitions	63	4 818	-	-
Loss/(gain) on disposal	-	-	(8)	-
Acquisition-date fair value of the previously held equity interest	-	-	-	(17)
Consideration to be paid	-	(25)	-	-
Net cash paid on prior years acquisitions	103	1	-	-
Consideration paid/(received), satisfied in cash	221	5 763	(30)	(17)
Cash (acquired)/ disposed of	-	(247)	-	-
Net cash outflow/(inflow)	221	5 516	(30)	(17)

2015 ACQUISITIONS AND DISPOSALS

During the first six months of 2015, the company undertook a series of acquisitions and disposals with no significant impact in the company’s condensed consolidated interim income statement.

During 2015, AB InBev purchased 103m US dollar Grupo Modelo’s shares through the Trust established on 4 June 2013 to accept further tender of shares by Grupo Modelo shareholders over a period of up to 25 months. By 30 June 2015, AB InBev owned approximately 99% of Grupo Modelo’s outstanding shares and 0.4 billion US dollar is deposited with the Trust and are reported as restricted cash. AB InBev recognized a liability for the Grupo Modelo shares it did not acquire by 30 June 2015 (see also Note 13 Cash and cash equivalents and investments in short-term debt securities and Note 17 Trade and other payables).

2014 ACQUISITIONS

The following transactions took place in 2014:

Oriental Brewery acquisition

On 1 April 2014, AB InBev completed the acquisition of Oriental Brewery (“OB”), the leading brewer in South Korea. The acquisition returned OB to the AB InBev portfolio, after AB InBev sold the company in July 2009, following the combination of InBev and Anheuser-Busch, in support of the company’s deleveraging commitment.

The enterprise value for the transaction was 5.8 billion US dollar, and as a result of an agreement entered into in 2009, AB InBev also received approximately 320m US dollar in cash at closing from this transaction, subject to closing adjustments according to the terms of the transaction.

The transaction resulted in 4.3 billion US dollar of goodwill allocated primarily to the Korean business. The majority of the intangible asset valuation related to brands with indefinite life. These mainly include the Cass brand family and have been fair valued for a total amount of 1.1 billion US dollar.

A deferred tax liability has been accrued on most fair value adjustments considering a tax rate of 24.2%.

2014 Other acquisitions

In 2014, Anheuser-Busch InBev completed the acquisition of the Siping Ginsber Draft Beer Co., Ltd. (“Ginsber”), which owns the Ginsber brand in China, as well as the Blue Point brewery (Long Island) and a wholesaler in the United States.

The aggregate purchase price of such acquisitions was approximately 591 m US dollar.

2014 DISPOSALS

During the first six months of 2014, AB InBev collected 17m US dollar proceeds from prior years’ sale of the Central European operations to CVC Capital Partners.

7.   EXCEPTIONAL ITEMS

IAS 1 Presentation of financial statements requires material items of income and expense to be disclosed separately. Exceptional items are items, which in management’s judgment need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information. The company considers these items to be of significance in nature, and accordingly, management has excluded these from their segment measure of performance as noted in Note 5 Segment Reporting.

The exceptional items included in the income statement are as follows:

For the six-month period ended 30 June Million US dollar	2015	2014
Restructuring (including impairment losses)	(55)	(51)
Acquisition costs business combinations	(4)	(68)
Business and asset disposal (including impairment losses)	147	13
Judicial settlement	(77)	-
Impact on profit from operations	11	(106)

The exceptional restructuring charges for the six-month period ended 30 June 2015 total (55)m US dollar. These charges primarily relate to the integration of Grupo Modelo and to organizational alignments in the Europe zone. These changes aim to eliminate overlap or duplicated processes, taking into account the right match of employee profiles with the new organizational requirements. These one-time expenses, as a result of the series of decisions, provide the company with a lower cost base in addition to a stronger focus on AB InBev’s core activities, quicker decision-making and improvements to efficiency, service and quality.

Business and asset disposals (including impairment losses) resulted in a net gain of 147m US dollar as per 30 June 2015. This gain consists primarily of compensation for the termination of agreements with Crown Imports for the distribution of Grupo Modelo products through some of the company’s wholly-owned distributors in the US, and with Monster, for the distribution of its brands in the US.

Acquisition costs of business combinations amount to (4)m US dollar by the end of June 2015.

The judicial settlement relates to the settlement reached between CADE, the Brazilian Antitrust Authority and Ambev on the “Tô Contigo” customer loyalty program - see Note 20 Contingencies.

The exceptional restructuring charges for the six-month period ended 30 June 2014 total (51)m US dollar. These charges primarily relate to the integration of Grupo Modelo and to organizational alignments in Asia Pacific and Europe zones.

Acquisition costs of business combinations amount to (68)m US dollar by the end of June 2014 primarily relating to cost incurred for the acquisition of OB that closed on 1 April 2014.

The business and asset disposals (including impairment losses) resulted in a net gain of 13m US dollar as per 30 June 2014 mainly attributable to the additional proceeds from prior years’ sale.

The company also incurred exceptional finance income of 335m US dollar for the six-month period ended 30 June 2015 (30 June 2014: 238m US dollar) - see Note 8 Finance cost and income.

All the above amounts are before income taxes. The exceptional items as of 30 June 2015 increased income taxes by 45m US dollar (30 June 2014: 26m US dollar decrease of income taxes).

Non-controlling interest on the exceptional items amounts to 31m US dollar for the six-month period ended 30 June 2015 (30 June 2014: 2m US dollar).

8.  FINANCE COST AND INCOME

FINANCE COSTS

For the six-month period ended 30 June Million US dollar	2015	2014

Interest expense	(947)	(1 049)
Capitalization of borrowing costs	12	21
Net interest on net defined benefit liabilities	(60)	(58)
Accretion expense	(149)	(158)
Net foreign exchange losses (net of the effect of foreign exchange derivative instruments)	-	(170)
Tax on financial transactions	(25)	(21)
Other financial costs, including bank fees	(66)	(58)
	(1 235)	(1 493)

Finance costs decreased by 258m US dollar from prior year mainly driven by lower net foreign exchange losses.

Borrowing costs capitalized relate to the capitalization of interest expenses directly attributable to the acquisition and construction of qualifying assets mainly in Brazil and China. Interests are capitalized at a borrowing rate ranging from 4% to 8%.

Interest expense is presented net of the effect of interest rate derivative instruments hedging AB InBev’s interest rate risk – see also Note 27 Risks arising from financial instruments of the 31 December 2014 consolidated financial statements.

FINANCE INCOME

For the six-month period ended 30 June Million US dollar	2015	2014

Interest income	175	145
Net foreign exchange gains (net of the effect of foreign exchange derivative instruments)	184	-
Net gains on hedging instruments that are not part of a hedge accounting relationship	407	66
Other financial income	6	34
	772	245

Exceptional finance income	335	238
	1 107	483

Finance income, excluding exceptional items, increased mainly due to the mark-to-market result on certain derivatives related to the hedging of share-based payment programs which reached net gains of 618m US dollar during the first six months of 2015 (30 June 2014: 292m US dollar income) and net foreign exchange gains on US dollar cash held in Mexico. This result was partially offset by costs of currency hedges. See also Note 18 Risks arising from financial instruments.

Exceptional net finance income for the six-month period ended 30 June 2015 was 335m US dollar resulting from mark-to market adjustments on derivative instruments entered into to hedge the deferred share instrument issued in a transaction related to the combination with Grupo Modelo (30 June 2014: 238m US dollar income). By 30 June 2015, 100% of the deferred share instrument had been hedged at an average price of approximately 68 euro per share. See also Note 14 Changes in equity and earnings per share.

No interest income was recognized on impaired financial assets.

9.  INCOME TAXES

Income taxes recognized in the income statement can be detailed as follows:

For the six-month period ended 30 June Million US dollar	2015	2014
Current tax expense
Current year	(1 636)	(1 260)
Deferred tax (expense)/income	511	194
Total income tax expense in the income statement	(1 125)	(1 066)
The reconciliation of the effective tax rate with the aggregated weighted nominal tax rate can be summarized as follows:
For the six-month period ended 30 June Million US dollar	2015	2014
Profit before tax	6 486	6 076
Deduct share of result of associates	8	11
Profit before tax and before share of result of associates	6 478	6 065
Adjustments on taxable basis
Foreign source income	(475)	(360)
Government incentives	(386)	(329)
Taxable intercompany dividends	61	24
Expenses not deductible for tax purposes	601	404
Other non-taxable income	(243)	(251)
	6 036	5 553
Aggregated weighted nominal tax rate	30.5%	32.5%
Tax at aggregated weighted nominal tax rate	(1 838)	(1 806)
Adjustments on tax expense
Utilization of tax losses not previously recognized	12	7
Recognition of deferred taxes assets on previous years’ tax losses	19	2
Write-down of deferred tax assets on tax losses and current year losses for which no deferred tax asset is recognized	(196)	(103)
(Underprovided)/overprovided in prior years	47	(7)
Deductions from interest on equity	417	417
Deductions from goodwill	35	61
Other tax deductions	593	484
Change in tax rate	18	49
Withholding taxes	(189)	(199)
Other tax adjustments	(43)	29
	(1 125)	(1 066)
Effective tax rate	17.4%	17.6%

The total income tax expense for the six-month period ended 30 June 2015 amounts to 1 125m US dollar compared to 1 066m US dollar for the same period 2014. The effective tax rate decreased from 17.6% for the six-month period ended 30 June 2014 to 17.4% for the six-month period ended 30 June 2015, mainly resulting from 2015 gains from certain derivatives related to the hedging of share-based payment programs and the hedging of the deferred share instrument issued in a transaction related to the combination with Grupo Modelo, as well as changes in country profit mix.

The Company benefits from tax exempted income and tax credits which are expected to continue in the future, except for the tax deductible goodwill in Brazil which will expire in 2017. The Company does not benefit from significantly low tax rates in any particular jurisdiction.

10.	PROPERTY, PLANT AND EQUIPMENT

	30 June 2015					31 December 2014
Million US dollar	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total	Total
Acquisition cost
Balance at end of previous year	9 988	22 471	3 338	1 688	37 485	38 107
Effect of movements in foreign exchange	(441)	(1 225)	(255)	(103)	(2 024)	(3 620)
Acquisitions	75	520	78	807	1 480	3 810
Acquisitions through business combinations	4	8	3	-	15	950
Disposals	(2)	(249)	(50)	-	(301)	(1 188)
Disposals through the sale of subsidiaries	(4)	(42)	(10)	-	(56)	(419)
Transfer (to)/from other asset categories and other movements[1]	141	488	188	(834)	(17)	(156)
Balance at end of the period	9 761	21 971	3 292	1 558	36 583	37 485
Depreciation and impairment losses
Balance at end of previous year	(2 826)	(12 240)	(2 147)	(9)	(17 222)	(17 218)
Effect of movements in foreign exchange	145	709	171	1	1 026	1 915
Disposals	1	207	41	-	249	918
Disposals through the sale of subsidiaries	1	28	6	-	35	119
Depreciation	(184)	(960)	(199)	-	(1 343)	(2 808)
Impairment losses	-	(18)	-	-	(18)	(163)
Transfer to/(from) other asset categories and other movements[1]	(2)	8	(21)	-	(15)	16
Balance at end of the period	(2 865)	(12 265)	(2 149)	(8)	(17 288)	(17 222)
Carrying amount
at 31 December 2014	7 162	10 231	1 191	1 679	20 263	20 263
at 30 June 2015	6 897	9 706	1 143	1 550	19 295	-

The carrying amount of property, plant and equipment subject to restrictions on title amounts to 30m US dollar.

Contractual commitments to purchase property, plant and equipment amounted to 795m US dollar as at 30 June 2015 compared to 647m US dollar as at 31 December 2014. The increase results from projects mainly in North America, Latin America North and Asia Pacific.

LEASED ASSETS

The company leases land and buildings as well as equipment under a number of finance lease agreements. The carrying amount as at 30 June 2015 of leased land and buildings was 141m US dollar (31 December 2014: 151m US dollar).

11.	GOODWILL

Million US dollar	30 June 2015	31 December 2014
Acquisition cost
Balance at end of previous year	70 765	69 933
Effect of movements in foreign exchange	(2 356)	(4 403)
Purchases of non-controlling interest	-	(5)
Disposals through the sale of subsidiaries	-	(60)
Acquisitions through business combinations	63	5 300
Balance at end of the period	68 472	70 765
Impairment losses
Balance at end of previous year	(7)	(7)
Impairment losses	-	-
Balance at end of the period	(7)	(7)
Carrying amount
at 31 December 2014	70 758	70 758
at 30 June 2015	68 465	-

In 2014, disposals through the sale of subsidiaries relate to the sale of the glass production plant in Mexico.

AB InBev’s annual goodwill impairment testing is performed during the fourth quarter of the year, or whenever a triggering event has occurred.

1 The transfer (to)/from other asset categories and other movements mainly relates to transfers from assets under construction to their respective asset categories, to contributions of assets to pension plans and to the separate presentation in the balance sheet of property, plant and equipment held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations.

12.	INTANGIBLE ASSETS

	30 June 2015					31 December 2014
Million US dollar	Brands	Commercial intangibles	Software	Other	Total	Total
Acquisition cost
Balance at end of previous year	27 035	2 838	1 425	582	31 880	31 131
Effect of movements in foreign exchange	(279)	(104)	(92)	(16)	(491)	(1 026)
Acquisitions through business combinations	-	15	-	14	29	1 256
Acquisitions and expenditures	-	54	40	104	198	532
Disposals through the sales of subsidiaries	-	-	-	-	-	(10)
Disposals	(7)	-	-	-	(7)	(37)
Transfer (to)/from other asset categories and other movements	(73)	(42)	43	(22)	(94)	34
Balance at end of period	26 675	2 762	1 416	662	31 515	31 880
Amortization and impairment losses
Balance at end of previous year	-	(932)	(955)	(70)	(1 957)	(1 793)
Effect of movements in foreign exchange	-	48	64	2	114	194
Amortization	-	(89)	(87)	(5)	(181)	(384)
Impairment losses	-	-	-	-	-	(4)
Disposals through the sales of subsidiaries	-	-	-	-	-	1
Disposals	-	-	-	-	-	29
Transfer to/(from) other asset categories and other movements	-	41	-	3	44	-
Balance at end of period	-	(932)	(978)	(70)	(1 980)	(1 957)
Carrying value at 31 December 2014	27 035	1 906	470	512	29 923	29 923
at 30 June 2015	26 675	1 830	438	592	29 535	-

AB InBev is the owner of some of the world’s most valuable brands in the beer industry. As a result, brands and certain distribution rights are expected to generate positive cash flows for as long as the company owns the brands and distribution rights. Given AB InBev’s more than 600-year history, brands and certain distribution rights have been assigned indefinite lives.

Acquisitions and expenditures of commercial intangibles mainly represent supply and distribution rights, exclusive multi-year sponsorship rights and other commercial intangibles.

Intangible assets with indefinite useful lives are comprised primarily of brands and certain distribution rights that AB InBev purchases for its own products, and are tested for impairment during the fourth quarter of the year or whenever a triggering event has occurred.

13.	CASH AND CASH EQUIVALENTS AND INVESTMENTS IN SHORT-TERM DEBT SECURITIES

CASH AND CASH EQUIVALENTS

Million US dollar	30 June 2015	31 December 2014
Short-term bank deposits	5 501	5 804
US Treasury Bills	-	800
Cash and bank accounts	952	1 753
Cash and cash equivalents	6 453	8 357
Bank overdrafts	(62)	(41)
	6 391	8 316
INVESTMENTS IN SHORT-TERM DEBT SECURITIES
Million US dollar	30 June 2015	31 December 2014
Current investments
Debt securities held for trading	331	301
	331	301

The cash outstanding per 30 June 2015 includes restricted cash for an amount of 363m US dollar. This restricted cash includes 359m US dollar deposited with a Trust established and funded on 4 June 2013, following the closing of the AB InBev and Grupo Modelo combination. The Trust will accept further tender of shares by Grupo Modelo shareholders at a price of 9.15 US dollar per share over a period of up to 25 months. AB InBev set up a liability for the Grupo Modelo shares it did not acquire by 30 June 2015 – see also Note 17 Trade and other payables.

The restricted cash also includes 4m US dollar for the outstanding consideration payable to former Anheuser-Busch shareholders who did not yet claim the proceeds from the 2008 Anheuser-Busch combination (the related payable is recognized as a deferred consideration on acquisition).

14.	CHANGES IN EQUITY AND EARNINGS PER SHARE

STATEMENT OF CAPITAL

The tables below summarize the changes in issued capital and treasury shares during the first six months of 2015:

	Issued capital
ISSUED CAPITAL	Million shares	Million US dollar
At the end of the previous year	1 608	1 736
Changes during the period	-	-
	1 608	1 736

	Treasury shares		Result on the use of treasury shares
TREASURY SHARES	Million shares	Million US dollar	Million US dollar
At the end of the previous year	0.9	(63)	(756)
Changes during the period	8.1	(996)	9
	9.0	(1 059)	(747)

As at 30 June 2015, the total issued capital of 1 736m US dollar is represented by 1 608 242 156 shares without face value, of which 473 775 342 registered shares, and 1 134 466 814 dematerialized shares.

The total of authorized, un-issued capital amounts to 41m US dollar (37m euro).

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the company. In respect of the company’s shares that are held by AB InBev, rights are suspended.

The shareholders’ structure based on the notifications made to the company pursuant to the Belgian Law of 02 May 2007 on the disclosure of significant shareholdings in listed companies is included in the Corporate Governance section of AB InBev’s annual report.

Using the powers granted at the General Meeting of Shareholders on 30 April 2014, the Board of Directors has approved a share buyback program for an amount of 1 billion US dollar. Since the start of the share buyback program on 18 March 2015, AB InBev has bought back 8 200 090 shares for a total amount of 1 billion US dollar. This corresponds to 0.51% of the total shares outstanding. As a result, the share buyback program announced on 26 February 2015 has been completed.

CHANGES IN OWNERSHIP INTERESTS

In compliance with IFRS 10, the acquisition of additional shares in a subsidiary is accounted for as an equity transaction with owners.

During the first six-months of 2015, AB InBev purchased non-controlling interests in subsidiaries for a total consideration of 27m US dollar. As the related subsidiaries were already fully consolidated, the purchases did not impact AB InBev’s profit, but reduced the non-controlling interests and thus impacted the profit attributable to equity holders of AB InBev.

DIVIDENDS

On 30 October 2014, an interim dividend of 1.00 euro per share or approximately 1 636m euro was approved by the Board of Directors. This interim dividend was paid out 14 November 2014. On 29 April 2015, in addition to the interim dividend paid on 14 November 2014, a dividend of 2.00 euro per share or approximately 3 276m euro was approved at the shareholders meeting, reflecting a total dividend payment for 2014 fiscal year of 3.00 euro per share or approximately 4 912m euro. This dividend was paid out on 6 May 2015.

On 30 October 2013, an interim dividend of 0.60 euro per share or approximately 963m euro was approved by the Board of Directors. On 30 April 2014, in addition to the interim dividend paid on 18 November 2013, a dividend of 1.45 euro per share or approximately 2 322m euro was approved at the shareholders meeting, reflecting a total dividend payment for 2013 fiscal year of 2.05 euro per share or approximately 3 285m euro. This dividend was paid out on 8 May 2014.

TRANSFERS FROM SUBSIDIARIES

The amount of dividends payable to AB InBev by its operating subsidiaries is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. Capital transfer restrictions are also common in certain emerging market countries, and may affect AB InBev’s flexibility in implementing a capital structure it believes to be efficient. Dividends paid to AB InBev by certain of its subsidiaries are also subject to withholding taxes. Withholding tax, if applicable, generally does not exceed 10%.

DEFERRED SHARE INSTRUMENT

In transaction related to the combination with Grupo Modelo, select Grupo Modelo shareholders committed, upon tender of their Grupo Modelo shares, to acquire 23 076 923 AB InBev shares to be delivered within 5 years for a consideration of approximately 1.5 billion US dollar. The consideration was paid on 5 June 2013. Pending the delivery of the AB InBev shares, AB InBev will pay a coupon on each undelivered AB InBev share, so that the Deferred Share Instrument holders are compensated on an after tax basis, for dividends they would have received had the AB InBev shares been delivered to them prior to the record date for such dividend.

The deferred share instrument is classified as an equity instrument, in line with IAS 32, as the number of shares and consideration received are fixed. The coupon to compensate for the dividend equivalent is reported through equity. On 6 May 2015, the company paid a coupon of 2.00 euro per share or approximately 62m US dollar. On 14 November 2014, the company paid a coupon of 1.00 euro per share or approximately 31m US dollar.

STOCK LENDING

In order to fulfil AB InBev’s commitments under various outstanding stock option plans, AB entered into stock lending arrangements for up to 15 million of its own ordinary shares. AB InBev shall pay any dividend equivalent, after tax in respect of the loaned securities. This payment will be reported through equity as dividend.

As of 30 June 2015, 13.8 million loaned securities were used to fulfil stock option plan commitments.

EARNINGS PER SHARE

The calculation of basic earnings per share for the six-month period ended 30 June 2015 is based on the profit attributable to equity holders of AB InBev of 4 610m US dollar (30 June 2014: 4 190m US dollar) and a weighted average number of ordinary shares outstanding (including deferred share instruments and stock lending) per end of the period, calculated as follows:

Million shares	2015	2014

Issued ordinary shares at 1 January, net of treasury shares	1 607	1 606
Effect of shares issued and share buyback programs	(2)	-
Effect of stock lending	12	3
Effect of undelivered shares under the deferred share instrument	23	23
Weighted average number of ordinary shares at 30 June	1 640	1 632

The calculation of diluted earnings per share for the six-month period ended 30 June 2015 is based on the profit attributable to equity holders of AB InBev of 4 610m US dollar (30 June 2014: 4 190m US dollar) and a weighted average number of ordinary shares (diluted) outstanding (including deferred share instruments and stock lending) per end of the period, calculated as follows:

Million shares	2015	2014

Weighted average number of ordinary shares at 30 June	1 605	1 606
Effect of stock lending	12	3
Effect of undelivered shares under the deferred share instrument	23	23
Effect of share options, warrants and restricted stock units	31	31
Weighted average number of ordinary shares (diluted) at 30 June	1 671	1 663

The calculation of earnings per share before exceptional items is based on the profit after tax and before exceptional items, attributable to equity holders of AB InBev. A reconciliation of profit before exceptional items, attributable to equity holders of AB InBev to profit attributable to equity holders of AB InBev is calculated as follows:

For the six-month period ended 30 June Million US dollar	2015	2014

Profit before exceptional items, attributable to equity holders of AB InBev	4 278	4 030
Exceptional items, after taxes, attributable to equity holders of AB InBev (refer Note 7)	(3)	(78)
Exceptional finance income/(cost), after taxes, attributable to equity holders of AB InBev (refer Note 7)	335	238
Profit attributable to equity holders of AB InBev	4 610	4 190

The table below sets out the EPS calculation:

For the six-month period ended 30 June Million US dollar	2015	2014

Profit attributable to equity holders of AB InBev	4 610	4 190
Weighted average number of ordinary shares	1 640	1 632
Basic EPS	2.81	2.57

Profit before exceptional items, attributable to equity holders of AB InBev	4 278	4 030
Weighted average number of ordinary shares	1 640	1 632
EPS before exceptional items	2.61	2.47

Profit attributable to equity holders of AB InBev	4 610	4 190
Weighted average number of ordinary shares (diluted)	1 671	1 663
Diluted EPS	2.76	2.52

Profit before exceptional items, attributable to equity holders of AB InBev	4 278	4 030
Weighted average number of ordinary shares (diluted)	1 671	1 663
Diluted EPS before exceptional items	2.56	2.42

The average market value of the company’s shares for purposes of calculating the dilutive effect of share options and restricted stock units was based on quoted market prices for the period that the options and restricted stock units were outstanding. 3.7m share options were anti-dilutive and not included in the calculation of the dilutive effect as at 30 June 2015.

15.	INTEREST-BEARING LOANS AND BORROWINGS

This note provides information about the company’s interest-bearing loans and borrowings. For more information about the company’s exposure to interest rate and foreign exposure currency risk - refer to Note 18 Risks arising from financial instruments.

NON-CURRENT LIABILITIES Million US dollar	30 June 2015	31 December 2014

Secured bank loans	191	169
Unsecured bank loans	162	260
Unsecured bond issues	43 528	43 014
Unsecured other loans	57	57
Finance lease liabilities	129	130
	44 067	43 630

CURRENT LIABILITIES Million US dollar	30 June 2015	31 December 2014

Secured bank loans	138	117
Commercial papers	2 117	2 211
Unsecured bank loans	1 364	560
Unsecured bond issues	3 736	4 535
Unsecured other loans	15	25
Finance lease liabilities	5	3
	7 375	7 451

The current and non-current interest-bearing loans and borrowings amount to 51.4 billion US dollar as of 30 June 2015, compared to 51.1 billion US dollar as of 31 December 2014.

On 20 April 2015, AB InBev issued 3.0 billion euro aggregate principal amount of notes, consisting of 0.75 billion euro aggregate principal amount of floating rate notes due 2018 bearing interest at an annual rate of 25 basis points above three-month EURIBOR; 1.0 billion euro aggregate principal amount of fixed rate notes due 2023 bearing interest at an annual rate of 0.80% and 1.25 billion euro aggregate principal amount of fixed rate notes due 2030 bearing interest at an annual rate of 1.50%. The use of the proceeds of such issuance was for general corporate purposes. Commercial papers amount to 2.1 billion US dollar as of 30 June 2015 and include programs in US dollar and euro with a total authorized issuance up to 3.0 billion US dollar and 1.0 billion euro, respectively.

As of 30 June 2015, there are no amounts drawn under the 8.0 billion US dollar 2010 Senior Facilities.

AB InBev is in compliance with all its debt covenants as of 30 June 2015. The 2010 Senior Facilities do not include restrictive financial covenants.

TERMS AND DEBT REPAYMENT SCHEDULE AT 30 JUNE 2015 Million US dollar	Total	1 year or less	1-2 years	2-3 years	3-5 years	More than 5 years

Secured bank loans	329	138	60	25	36	70
Commercial papers	2 117	2 117	-	-	-	-
Unsecured bank loans	1 526	1 364	78	44	40	-
Unsecured bond issues	47 264	3 736	4 824	5 992	10 192	22 520
Unsecured other loans	72	15	14	9	11	23
Finance lease liabilities	134	5	5	4	15	105
	51 442	7 375	4 981	6 074	10 294	22 718
TERMS AND DEBT REPAYMENT SCHEDULE AT 31 DECEMBER 2014 Million US dollar	Total	1 year or less	1-2 years	2-3 years	3-5 years	More than 5 years

Secured bank loans	286	117	72	28	41	28
Commercial papers	2 211	2 211	-	-	-	-
Unsecured bank loans	820	560	138	63	59	-
Unsecured bond issues	47 549	4 535	2 383	6 682	10 240	23 709
Unsecured other loans	82	25	14	10	13	20
Finance lease liabilities	133	3	4	4	14	108
	51 081	7 451	2 611	6 787	10 367	23 865

Net debt is defined as non-current and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash. Net debt is a financial performance indicator that is used by AB InBev’s management to highlight changes in the company’s overall liquidity position. The company believes that net debt is meaningful for investors as it is one of the primary measures AB InBev’s management uses when evaluating its progress towards deleveraging.

AB InBev’s net debt increased to 44.4 billion US dollar as of 30 June 2015, from 42.1 billion US dollar as of 31 December 2014. Apart from operating results net of capital expenditures, the net debt is mainly impacted by share buyback (1.0 billion US dollar), dividend payments to shareholders of AB InBev and Ambev (4.6 billion US dollar), the payment of interests and taxes (2.3 billion US dollar) and the impact of changes in foreign exchange rates (680m US dollar decrease of net debt).

The following table provides a reconciliation of AB InBev’s net debt as of the dates indicated:

Million US dollar	30 June 2015	31 December 2014

Non-current interest-bearing loans and borrowings	44 067	43 630
Current interest-bearing loans and borrowings	7 375	7 451
	51 442	51 081

Bank overdrafts	62	41
Cash and cash equivalents	(6 453)	(8 357)
Interest bearing loans granted (included within Trade and other receivables)	(290)	(308)
Debt securities (included within Investment securities)	(351)	(322)
Net debt	44 410	42 135

16.	SHARE-BASED PAYMENTS[1]

Different share and share option programs allow company senior management and members of the board of directors to receive or acquire shares of AB InBev or Ambev. For all option plans, the fair value of share-based payment compensation is estimated at grant date, using a binomial Hull model, modified to reflect the IFRS 2 Share-based Payment requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option.

Share-based payment transactions resulted in a total expense of 108m US dollar for the six-month period ended 30 June 2015, as compared to 123m US dollar for the six-month period ended 30 June 2014.

AB INBEV SHARE-BASED COMPENSATION PROGRAMS

Share-Based Compensation Plan

During 2015, AB InBev issued 0.3m of matching restricted stock units in relation to the 2014 bonus granted to company employees and management. These matching restricted stock units are valued at the share price at the day of grant representing a fair value of approximately 44m US dollar and cliff vest after five years.

LTI Stock Option Plan for Directors

AB InBev granted 0.2m stock options to members of the board of directors during 2015 representing a fair value of approximately 5m US dollar.

Other Grants

As from 2010 AB InBev has in place three specific long-term restricted stock unit programs.

One program allows for the offer of restricted stock units to certain employees in certain specific circumstances, whereby grants are made at the discretion of the CEO, e.g. to compensate for assignments of expatriates in countries with difficult living conditions. The restricted stock units vest after five years and in case of termination of service before the vesting date, special forfeiture rules apply. In 2015, 0.1m restricted stock units with an estimated fair value of 10m US dollar were granted under this program to a selected number of employees.

A second program allows for the exceptional offer of restricted stock units to certain employees at the discretion of the Remuneration Committee of AB InBev as a long-term retention incentive for key employees of the company. Employees eligible to receive a grant under this program receive two series of restricted stock units, the first half of the restricted stock units vesting after five years, the second half after ten years. In case of termination of service before the vesting date, special forfeiture rules apply. In 2015 0.1m restricted stock units with an estimated fair value of 12m US dollar were granted under this program to a selected number of employees.

A third program allows certain employees to purchase company shares at a discount aimed as a long-term retention incentive for (i) high-potential employees of the company, who are at a mid-manager level (“People bet share purchase program”) or (ii) for newly hired employees. The voluntary investment in company shares leads to the grant of 3 matching shares for each share invested. The discount and matching shares are granted in the form of restricted stock units which vest after 5 years. In case of termination before the vesting date, special forfeiture rules apply. In 2015, employees purchased shares under this program for the equivalent of 0.8m US dollar.

In order to maintain consistency of benefits granted to executives and to encourage international mobility of executives, the Remuneration Committee approved in 2015 the early release of the vesting conditions of 0.3m unvested options. The shares that result from the exercise of the options must remain locked-up until 31 December 2023. As the vesting period for these stock options was changed, an accelerated expense was recorded as a result of the modification.

AMBEV SHARE-BASED COMPENSATION PROGRAMS

Since 2005, Ambev has had a plan which is substantially similar to the Share-based compensation plan under which bonuses granted to company employees and management are partially settled in shares. Under the Share-based compensation plan, Ambev issued in 2015, 2m restricted stock units with an estimated fair value of 13m US dollar.

In order to encourage the mobility of managers, the features of certain Ambev options granted in previous years have been modified whereby the dividend protection of these options was cancelled and replaced by the issuance of 0.1m options in 2015 representing the economic value of the dividend protection feature. Since there was no change between the fair value of the original award before the modification and the fair value of the modified award after the modification, no additional expense was recorded as a result of this modification.

[1]	Amounts have been converted to US dollar at the average rate of the period.

17.	TRADE AND OTHER PAYABLES

NON-CURRENT TRADE AND OTHER PAYABLES

Million US dollar	30 June 2015	31 December 2014[1]

Indirect taxes payable	181	230
Trade payables	268	305
Deferred consideration on acquisitions	217	138
Derivatives	123	64
Other payables	237	333
	1 026	1 070

CURRENT TRADE AND OTHER PAYABLES

Million US dollar	30 June 2015	31 December 2014[1]

Trade payables and accrued expenses	10 272	10 913
Payroll and social security payables	945	1 030
Indirect taxes payable	1 570	1 849
Interest payable	752	850
Consigned packaging	755	715
Derivatives	1 199	1 013
Dividends payable	218	518
Deferred income	51	53
Deferred consideration on acquisitions	1 523	1 640
Other payables	237	341
	17 522	18 922

Deferred consideration on acquisitions is mainly comprised of 1.3 billion US dollar for the put option included in the shareholders’ agreement between Ambev and E. León Jimenes S.A. (“ELJ”), which may result in Ambev acquiring additional Class B shares of Cervecería Nacional Dominicana S.A. (“CND”). The put option granted to ELJ is exercisable as of the first year following the transaction. The valuation of this option is based on the EBITDA of the consolidated operations in Dominican Republic. The deferred consideration on acquisitions is also comprised of 0.4 billion US dollar liability for the Grupo Modelo shares the company did not acquire by 30 June 2015. On 3 June 2013, AB InBev established and funded a Trust to accept further tender of shares by Grupo Modelo shareholders at a price of 9.15 US dollar per share over a period of up to 25 months.

Derivatives mainly reflect the mark-to-market of interest rate swaps, of forward exchange contracts and of commodity forward contracts entered into to hedge the company’s operational exposure (See also Note 27 Risks arising from financial instruments of the 31 December 2014 consolidated financial statements).

18.	RISKS ARISING FROM FINANCIAL INSTRUMENTS

AB InBev’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest risk, commodity risk and equity risk), credit risk and liquidity risk. The company analyses each of these risks individually as well as on an interconnected basis, and defines strategies to manage the economic impact on the company’s performance in line with its financial risk management policy.

Some of the company’s risk management strategies include the usage of derivatives. The main derivative instruments used are foreign currency rate agreements, exchange traded foreign currency futures and options, interest rate swaps and forwards, cross currency interest rate swaps (“CCIRS”), exchange traded interest rate futures, commodity swaps, exchange traded commodity futures and equity swaps. AB InBev’s policy prohibits the use of derivatives in the context of speculative trading. Other than the disclosures below, there were no other material changes to Note 27 Risks arising from financial instruments of the 31 December 2014 consolidated financial statements.

[1]	Reclassified to conform to the 2015 presentation

The following table provides an overview of the derivative financial instruments outstanding at 30 June 2015 by maturity bucket. The amounts included in this table are the notional amounts.

	30 June 2015					31 December 2014
Million US dollar	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years

Foreign currency
Forward exchange contracts	14 629	81	-	-	-	7 554	47	-	-	-
Foreign currency futures	1 450	-	-	-	-	1 822	-	-	-	-

Interest rate
Interest rate swaps	-	-	97	3 000	93	350	-	113	2 250	787
Cross currency interest rate swaps	81	1 648	781	1 455	1 524	1 023	-	1 789	2 373	1 197
Interest rate futures	119	-	32	266	-	-	139	113	151	-

Commodities
Aluminum swaps	1 404	325	-	-	-	1 422	48	-	-	-
Other commodity derivatives	1 334	38	-	-	-	1 374	194	-	-	-

Equity
Equity derivatives	5 375	-	-	-	-	4 854	838	-	-	-

EQUITY PRICE RISK

AB InBev entered into a series of derivative contracts to hedge the risk arising from the different share-based payment programs. The purpose of these derivatives is mainly to effectively hedge the risk that a price increase in the AB InBev shares will negatively impact future cash flows related to the share-based payments. Furthermore, AB InBev entered into a series of derivative contracts to hedge the deferred share instrument related to the Modelo combination (see also Note 8 Finance cost and income and Note 14 Changes in equity and earnings per share). Most of these derivative instruments could not qualify for hedge accounting therefore they have not been designated in any hedging relationships.

As of 30 June 2015, an exposure for an equivalent of 58.6m of AB InBev shares was hedged, resulting in a total gain of 953m US dollar recognized in the profit or loss account for the period, of which 618m US dollar related to the company’s share-based payment programs and 335m US dollar related to the Modelo transaction (see also Note 8 Finance cost and income).

Between 2012 and 2015, AB InBev reset with counterparties certain derivative contracts to market price. This resulted in a cash inflow of 1.3 billion US dollar between 2012 and 2014 and 21m US dollar in 2015 and, accordingly, a decrease of counterparty risk.

LIQUIDITY RISK

The following are the contractual maturities of non-derivative financial liabilities including interest payments and derivative financial assets and liabilities

	30 June 2015
Million US dollar	Carrying amount[1]	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years

Non-derivative financial liabilities
Secured bank loans	(329)	(346)	(147)	(65)	(27)	(37)	(70)
Commercial papers	(2 117)	(2 119)	(2 119)	-	-	-	-
Unsecured bank loans	(1 526)	(1 572)	(1 385)	(98)	(48)	(41)	-
Unsecured bond issues	(47 264)	(65 810)	(4 985)	(6 447)	(7 627)	(12 819)	(33 932)
Unsecured other loans	(72)	(172)	(25)	(20)	(17)	(21)	(89)
Finance lease liabilities	(134)	(239)	(15)	(15)	(14)	(33)	(162)
Bank overdraft	(62)	(62)	(62)	-	-	-	-
Trade and other payables	(17 223)	(17 500)	(16 323)	(415)	(112)	(216)	(434)
	(68 727)	(87 820)	(25 061)	(7 060)	(7 845)	(13 167)	(34 687)
Derivative financial assets/(liabilities)
Interest rate derivatives	43	49	50	22	(6)	(17)	-
Foreign exchange derivatives	(447)	(447)	(447)	-	-	-	-
Cross currency interest rate swaps	537	539	47	180	(45)	286	71
Commodity derivatives	(311)	(305)	(290)	(15)	-	-	-
Equity derivatives	2 053	2 078	2 078	-	-	-	-
	1 875	1 914	1 438	187	(51)	269	71

Of which: directly related to cash flow hedges	(190)	(193)	(204)	3	(68)	15	61

[1]	“Carrying amount” refers to net book value as recognized in the balance sheet at each reporting date.

	31 December 2014
Million US dollar	Carrying amount[1]	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years

Non-derivative financial liabilities
Secured bank loans	(286)	(313)	(124)	(82)	(32)	(46)	(29)
Commercial papers	(2 211)	(2 214)	(2 214)	-	-	-	-
Unsecured bank loans	(820)	(889)	(590)	(168)	(69)	(62)	-
Unsecured bond issues	(47 549)	(66 851)	(5 715)	(4 212)	(8 339)	(13 154)	(35 431)
Unsecured other loans	(82)	(175)	(35)	(21)	(18)	(22)	(79)
Finance lease liabilities	(133)	(244)	(14)	(14)	(14)	(34)	(168)
Bank overdraft	(41)	(41)	(41)	-	-	-	-
Trade and other payables	(18 909)	(19 151)	(17 908)	(356)	(215)	(163)	(509)
	(70 031)	(89 878)	(26 641)	(4 853)	(8 687)	(13 481)	(36 216)
Derivative financial assets/(liabilities)
Interest rate derivatives	33	33	47	21	(11)	(24)	-
Foreign exchange derivatives	(277)	(281)	(281)	-	-	-	-
Cross currency interest rate swaps	319	384	83	41	103	116	41
Commodity derivatives	(166)	(169)	(171)	2	-	-	-
Equity derivatives	1 258	1 246	1 028	218	-	-	-
	1 167	1 213	706	282	92	92	41

Of which: directly related to cash flow hedges	(45)	(47)	(46)	2	41	(43)	(1)

FAIR VALUE

The following table summarizes for each type of derivative the fair values recognized as assets or liabilities in the balance sheet:

	Assets		Liabilities		Net
Million US dollar	30 June 2015	31 December 2014	30 June 2015	31 December 2014	30 June 2015	31 December 2014

Foreign currency
Forward exchange contracts	354	420	(792)	(652)	(438)	(232)
Foreign currency futures	18	72	(27)	(117)	(9)	(45)

Interest rate
Interest rate swaps	50	41	(7)	(8)	43	33
Cross currency interest rate swaps	647	379	(110)	(60)	537	319

Commodities
Aluminum swaps	11	17	(238)	(53)	(227)	(36)
Sugar futures	2	2	(35)	(27)	(33)	(25)
Wheat futures	39	47	(19)	(16)	20	31
Other commodity derivatives	23	8	(94)	(144)	(71)	(136)

Equity
Equity derivatives	2 053	1 258	-	-	2 053	1 258
	3 197	2 244	(1 322)	(1 077)	1 875	1 167

As required by IFRS 13 – Fair value measurement, the following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable.

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

•

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3 fair value measurements are those derived from valuation techniques for which the lowest level of input that is significant to the fair value measurement is unobservable.

Fair value hierarchy 30 June 2015 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3

Financial Assets
Held for trading (non-derivatives)	331	-	-
Derivatives at fair value through profit and loss	10	2 160	-
Derivatives in a cash flow hedge relationship	24	360	-
Derivatives in a fair value hedge relationship	-	227	-
Derivatives in a net investment hedge relationship	7	409	-
	372	3 156	-
Financial Liabilities
Deferred consideration on acquisitions at fair value	-	-	1 327
Derivatives at fair value through profit and loss	17	628	-
Derivatives in a cash flow hedge relationship	67	507	-
Derivatives in a fair value hedge relationship	-	13	-
Derivatives in a net investment hedge relationship	1	89	-
	85	1 237	1 327

Fair value hierarchy 31 December 2014 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3

Financial Assets
Held for trading (non-derivatives)	301	-	-
Derivatives at fair value through profit and loss	37	1 352	-
Derivatives in a cash flow hedge relationship	11	369	-
Derivatives in a fair value hedge relationship	-	140	-
Derivatives in a net investment hedge relationship	34	301	-
	383	2 162	-
Financial Liabilities
Deferred consideration on acquisitions at fair value	-	-	1 268
Derivatives at fair value through profit and loss	65	459	-
Derivatives in a cash flow hedge relationship	89	336	-
Derivatives in a fair value hedge relationship	-	18	-
Derivatives in a net investment hedge relationship	19	91	-
	173	904	1 268

DERIVATIVE INSTRUMENTS

The fair value of exchange traded derivatives (e.g. exchange traded foreign currency futures) is determined by reference to the official prices published by the respective exchanges (e.g. the New York Board of Trade). The fair value of over-the-counter derivatives is determined by commonly used valuation techniques. These are based on market inputs from reliable financial information providers.

NON-DERIVATIVE FINANCIAL LIABILITIES

As part of the shareholders agreement between Ambev and E. León Jimenes S.A., following the acquisition of Cervecería Nacional Dominicana S.A. (“CND”), a put and call option is in place which may result in Ambev acquiring additional shares in CND. As of 30 June 2015, the put option was valued 1 299m US dollar (31 December 2014: 1 239m US dollar) and recognized as a deferred consideration on acquisitions at fair value in “level 3” category above. No value was allocated to the call option. The fair value of such deferred consideration is calculated based on commonly-used valuation techniques (i.e. net present value of future principal and interest cash flows discounted at market rate). These are based on market inputs from reliable financial information providers. As the put option may be exercised in the short-term, the portion of the liability that would relate to such exercise is presented as a current liability.

Fair values determined by reference to prices provided by reliable financial information providers are periodically checked for consistency against other pricing sources.

OFFSETTING FINANCIAL ASSETS & FINANCIAL LIABILITIES

The following financial assets and liabilities are subject to offsetting, enforceable master netting agreements and similar agreements:

	30 June 2015
	Amounts offset			Amounts not offset		Net
Million US dollar	Gross amounts	Gross amounts offset	Net amounts presented	Financial instruments	Cash collateral pledged/ (received)

Derivative assets	3 197	-	3 197	(1 245)	(1 179)	773
Derivative liabilities	(1 322)	-	(1 322)	1 245	11	(66)

	31 December 2014
	Amounts offset			Amounts not offset		Net
Million US dollar	Gross amounts	Gross amounts offset	Net amounts presented	Financial instruments	Cash collateral pledged/ (received)

Derivative assets	2 244	-	2 244	(922)	(293)	1 029
Derivative liabilities	(1 077)	-	(1 077)	922	19	(136)

For the financial assets and liabilities subject to enforceable master netting agreements or similar agreements above, each agreement between the company and the counterparty allows for net settlement of the relevant financial assets and liabilities when both elect to settle on a net basis. In the absence of such election, financial assets and liabilities will be settled on a gross basis, however, each party to the master net agreement will have the option to settle all such amounts on a net basis in the event of default of the other part.

19.	COLLATERAL AND CONTRACTUAL COMMITMENTS FOR THE ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT, LOANS TO CUSTOMERS AND OTHER

In the first six months of 2015, there were no significant changes in collateral and contractual commitments to purchase property, plant and equipment, loans to customers and other as compared to 31 December 2014.

20.	CONTINGENCIES[1]

The company has contingencies for which, in the opinion of management and its legal counsel, the risk of loss is possible but not probable and therefore no provisions have been recorded. Due to their nature, such legal proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions, and as a consequence AB InBev management cannot at this stage estimate the likely timing of resolution of these matters. The most significant contingencies are discussed below.

AMBEV TAX MATTERS

As of 30 June 2015, AB InBev’s material tax proceedings related to Ambev and its subsidiaries. Estimates of amounts of possible loss are as follows:

Million US dollar	30 June 2015	31 December 2014

Income tax and social contribution	4 341	4 874
Value-added and excise taxes	2 454	2 127
Other taxes	124	115
	6 919	7 116

The most significant tax proceedings of Ambev are discussed below.

INCOME TAX AND SOCIAL CONTRIBUTION

During the first quarter 2005, certain subsidiaries of Ambev received a number of assessments from Brazilian federal tax authorities relating to profits of its foreign subsidiaries. In December 2008, the Administrative Court decided on one of the tax assessments relating to earnings of Ambev’s foreign subsidiaries. This decision was partially favorable to Ambev, and in connection with the remaining part, Ambev filed an appeal to the Upper House of the Administrative Court and is awaiting its decision. With respect to another tax assessment relating to foreign profits, the Administrative Court rendered a decision favorable to Ambev in September 2011. In December 2013, Ambev received another tax assessment related to profits of its foreign subsidiaries. As of 30 June 2015, Ambev management estimates the exposure of approximately 4.4 billion Brazilian real (1.4 billion US dollar) as a possible risk, and accordingly has not recorded a provision for such amount, and approximately 37 million Brazilian real (12 m US dollar) as a probable loss.

[1]	Amounts have been converted to US dollar at the closing rate of the respective period.

In December 2011, Ambev received a tax assessment related to the goodwill amortization resulting from the Inbev Holding Brasil S.A. merger with Ambev. In November 2014 the Lower Administrative Court concluded the judgment and now Ambev awaits the publication of the decision. As this decision was partly favorable, Ambev will present an appeal to the Upper Administrative Court after such publication. Ambev management estimates the amount of possible losses in relation to this assessment to be approximately 4.4 billion Brazilian real (1.4 billion US dollar) as of 30 June 2015. Ambev has not recorded any provision in connection therewith. In the event Ambev would be required to pay these amounts, Anheuser-Busch InBev SA/NV will reimburse Ambev the amount proportional to the benefit received by Anheuser-Busch InBev SA/NV pursuant to the merger protocol, as well as the respective costs.

In October 2013, Ambev also received a tax assessment related to the goodwill amortization resulting from the merger of QUINSA S.A. into Ambev. Ambev filed a defense in November 2013. In December 2014, Ambev filed an appeal against the unfavorable first level administrative decision published in November 2014. Ambev management estimates the amount of possible losses in relation to this assessment to be approximately 1.3 billion Brazilian real (0.4 billion US dollar) as of 30 June 2015. Ambev has not recorded any provision in connection therewith.

Ambev and certain of its subsidiaries received a number of assessments from Brazilian federal tax authorities relating to the consumption of income tax losses in relation to company mergers. After a decision by the CARF and a related appeal presented by the tax authorities on one of those assessments, Ambev management estimates the total exposures of possible losses in relation to these assessments to be approximately of 437 million Brazilian real (141 m US dollar) as of 30 June 2015.

In December 2014, Ambev received a tax assessment from the Brazilian Federal Tax Authorities related to the disallowance of alleged non-deductible expenses and the deduction of certain losses mainly associated to financial investments and loans. The defense was presented on 28 January 2015. Ambev management estimates the amount of possible losses in relation to this assessment to be approximately 1.3 billion Brazilian real (0.4 billion US dollar) as of 30 June 2015. Ambev has not recorded any provision in connection therewith.

During 2014 and the first quarter of 2015, Ambev received tax assessments from the Brazilian Federal Tax Authorities related to the disallowance of deductions associated with alleged unproven taxes paid abroad, for which the decision from the Upper House of the Administrative Court is still pending. Ambev management estimates the possible losses related to these assessments to be approximately 934 million Brazilian real (301m US dollar) as of 30 June 2015. Ambev has not recorded any provision in connection therewith.

ICMS VALUE ADDED TAX, IPI EXCISE TAX AND TAXES ON NET SALES

In Brazil, goods manufactured within the Manaus Free Trade Zone intended for remittance elsewhere in Brazil are exempt from IPI excise tax. Ambev’s subsidiaries have been registering IPI excise tax presumed credits upon the acquisition of exempted inputs manufactured therein. Since 2009, Ambev has been receiving a number of tax assessments from the Brazilian Federal Tax Authorities relating to the disallowance of such presumed credits and other IPI credits, which are under discussion. Ambev management estimates the possible losses related to these assessments to be approximately 1.1 billion Brazilian real (0.4 billion US dollar) as of 30 June 2015. Ambev has not recorded any provision in connection therewith.

In 2014 and 2015, Ambev received tax assessments from the Brazilian Federal Tax Authorities relating to IPI excise tax, supposedly due over remittances of manufactured goods to other related factories, for which the decision from the Upper House of the Administrative Court is still pending. Ambev management estimates the possible losses related to these assessments to be approximately 1.1 billion Brazilian real (0.4 billion US dollar) as of 30 June 2015. Ambev has not recorded any provision in connection therewith.

Ambev is currently challenging tax assessments from the States of São Paulo, Rio de Janeiro and Minas Gerais, which question the legality of tax credits arising from existing tax incentives received by Ambev in other States. In August 2014, Ambev received other tax assessments related to the same issue. Ambev management estimates the possible losses related to these assessments to be approximately 1.1 billion Brazilian real (0.4 billion US dollar) as of 30 June 2015. Ambev has not recorded any provision in connection therewith.

Ambev is currently party to legal proceedings with the State of Rio de Janeiro where it is challenging such State’s attempt to assess ICMS with respect to unconditional discounts granted by Ambev from January 1996 to February 1998. These proceedings are currently before the Superior Court of Justice and the Brazilian Supreme Court. In 2013 and 2014, Ambev received similar tax assessments issued by the State of Pará, relating to the same issue. Ambev management estimates the total exposure in relation to the matter to be approximately 840 million Brazilian real (271m US dollar) as of 30 June 2015, of which 722 million Brazilian real (233m US dollar) are considered as possible losses, and accordingly Ambev has not recorded a provision for such amount, and approximately 117 million Brazilian real (38m US dollar) as a probable loss, in connection with one tax proceeding for which Ambev believes there is a probable chance of loss.

OTHER TAX MATTERS

During 2014, Anheuser-Busch InBev Worldwide Inc. received a net proposed tax assessment from the United States federal tax authorities (IRS) of 0.3 billion US dollar predominantly involving certain inter-company transactions, related to tax returns for the years 2008 and 2009. Anheuser-Busch InBev Worldwide Inc. has filed protests with the IRS and intends to vigorously defend its position.

In February 2015, the European Commission opened an in-depth State Aid investigation into the Belgian excess profit ruling system. AB InBev has a Belgian excess profit ruling. Depending on the outcome of the investigation, the European Commission could require Belgium to recover from the company past taxes reflective of the disallowed state aid. The company has not recorded any provisions for any potential additional tax payment at this point in time, as AB InBev management does not know whether the company will eventually face any such payment and, in any event, cannot at this stage reliably estimate the appropriate amount. In addition, the company cannot at this stage estimate the likely timing of the resolution of this matter.

WARRANTS

Certain holders of warrants issued by Ambev in 1996 for exercise in 2003 proposed lawsuits to subscribe correspondent shares for an amount lower than Ambev considers as established upon the warrant issuance. In case Ambev loses the totality of these lawsuits, the issuance of 172,831,575 shares would be necessary. Ambev would receive in consideration funds that are materially lower than the current market value. This could result in a dilution of about 1% to all Ambev shareholders. Furthermore, the holders of these warrants are claiming that they should receive the dividends relative to these shares since 2003, approximately 600 million Brazilian real (193m US dollar) in addition to legal fees. Ambev disputes these claims and intends to continue to vigorously defend its case.

ANTITRUST MATTERS

On 22 July 2009, CADE, the Brazilian antitrust authority issued its ruling in Administrative Proceeding No. 08012.003805/2004-10. This proceeding was initiated in 2004 as a result of a complaint filed by Schincariol (a South American brewery and beverage maker based in Brazil) and had, as its main purpose, the investigation of Ambev’s conduct in the market, in particular its customer loyalty program known as “Tô Contigo,” which is similar to airline frequent flyer and other mileage programs. After the administrative investigation, CADE issued a ruling that, among other things, imposed a fine in the amount of 353 million Brazilian real (114m US dollar). Ambev challenged the decision before the federal courts, which ordered the suspension of the fine and other parts of the decision upon its posting of a guarantee. According to the opinion of Ambev’s management, a loss was possible (but not probable), and therefore Ambev had not established a provision in its financial statements. This possible loss was expected to be limited to the aforementioned fine (which reached 620 million Brazilian Real (200m US dollar) as of 30 June 2015, reflecting adjustment for inflation and accrued interests) and additional legal fees in connection with this matter. On 14 July 2015, CADE and Ambev reached a judicial settlement to definitely close the lawsuit relating to the decision issued by CADE in the Administrative Proceeding n. 08012.003805/2004-10. With this settlement, Ambev agreed to pay a fine in the amount of 229 million Brazilian real (77m US dollar). The final amount agreed upon the parties is the result of the correction of some mistakes in the original decision, as well as an approximate 20% discount granted by CADE.

In August 2011, the German Federal Cartel Office (Bundeskartellamt) launched an investigation against several breweries and retailers in Germany in connection with an allegation of anticompetitive vertical price maintenance by breweries vis-à-vis their trading partners in Germany. On 18 June 2015, the Bundeskartellamt announced that it partially concluded these proceedings and issued fines. Due to AB InBev’s cooperation with the Bundeskartellamt, AB InBev received immunity from fines. Although the investigation of the Bundeskartellamt is partially continuing, AB InBev has reason to believe that it will not receive a fine and that it will have full immunity from fines at the end of the proceedings.

On 12 December 2014 a lawsuit was commenced in the Ontario Superior Court of Justice against the Liquor Control Board of Ontario, Brewers Retail Inc. (The Beer Store) and the owners of Brewers Retail Inc. (Molson Coors Canada, Sleeman Breweries Ltd. and Labatt Breweries of Canada LP). The lawsuit was amended by the claimants on 20 May 2015. The lawsuit, brought pursuant to the Ontario Class Proceedings Act, seeks, among other things: a declaration that the defendants conspired and agreed with each other to allocate sales, territories, customers or markets for the supply of beer sold in Ontario since June 1, 2000, a declaration that Brewers Retail Inc. and the owners of Brewers Retail Inc. conspired and agreed to fix, increase and/or maintain the fees charged by The Beer Store to other competitive brewers who wished to sell their products through The Beer Store, a declaration that the parties conspired to impose higher/differential prices to Ontario licensees (on-trade) for beer, which the claimants allege is illegal under the Liquor Control Act and a declaration that The Beer Store was not permitted by law to charge “licensee” prices that are in excess of retail prices for beer. The claimants are seeking damages not exceeding 1.4 billion Canadian dollar (1.1 billion US dollar), punitive, exemplary and aggravated damages of 5 million Canadian dollar (4m US dollar) and disgorgement of certain revenues. The company believes that there are strong defenses and, accordingly, has not recorded any provision in connection therewith.

2009 DISPOSITIONS PENSION LITIGATION

On 1 December 2009, AB InBev and several of its related companies were sued in Federal Court in the Eastern District of Missouri in a lawsuit styled Richard F. Angevine v. AB InBev, et al. The plaintiff sought to represent a class of certain employees of Busch Entertainment Corporation, which was divested on 1 December 2009, and the four Metal Container Corporation plants which were divested on 1 October 2009. He also sought to represent certain employees of any other subsidiary of Anheuser-Busch Companies, Inc. (ABC) which were divested on 1 October 2009. The lawsuit contained claims that the class was entitled to enhanced retirement benefits under sections 4.3 and 19.11(f) of the Anheuser-Busch Companies’ Salaried Employees’ Pension Plan (the “Plan”). Specifically, plaintiff alleged that the divestitures resulted in his “involuntary termination” from “ABC and its operating division and subsidiaries” within three years after the 18 November 2008 ABC/InBev merger, which allegedly triggered the enhanced benefits under the Plan. The lawsuit claimed that by failing to provide the class members with these enhanced benefits, AB InBev, et al. breached their fiduciary duties under ERISA. The complaint sought punitive damages and attorneys’ fees. On 16 July 2010, the Court ruled that the claims for breach of fiduciary duty and punitive damages were not proper. The Court also found that Angevine did not exhaust his administrative remedies, which he must first do before filing a lawsuit. Angevine filed an appeal of this ruling with the Eighth Circuit Court of Appeals. On 22 July 2011, the Court of Appeals affirmed the decision of the lower court. No further appeals were filed.

On 15 September 2010, AB InBev and several of its related companies were sued in Federal Court for the Southern District of Ohio in a lawsuit entitled Rusby Adams et al. v. AB InBev et al. This lawsuit was filed by four employees of Metal Container Corporation’s facilities (“MCC”) in Columbus, Ohio, Gainesville, Florida, and Ft. Atkinson, Wisconsin that were divested on 1 October 2009. Similar to the Angevine lawsuit, these plaintiffs seek to represent a class of participants of the Anheuser-Busch Companies’ Inc. Salaried Employees’ Pension Plan (the “Plan”) who had been employed by subsidiaries of Anheuser-Busch Companies, Inc. that had been divested during the period of 18 November 2008 and 17 November 2011. The plaintiffs also allege claims similar to the Angevine lawsuit: (1) that they are entitled to benefits under section 19.11(f) of the Plan; and (2) that the denial of benefits was a breach of fiduciary duty. AB InBev believed that it had defenses to these claims, and filed a motion to dismiss. On 25 April 2011, the Court dismissed the breach of fiduciary duty claims, and the only remaining claim is for benefits under section 19.11(f).

On 28 March 2012, the Court certified that the case could proceed as a class action comprised of former employees of the divested MCC operations. On 9 January 2013, the Court granted AB InBev’s motion for Judgment on the Administrative Record. The plaintiffs appealed this decision on 5 February 2013. On 11 July 2014, the Court of Appeals for the 6th Circuit reversed the lower court and remanded the case for judgment against AB InBev. On 16 September 2014, AB InBev’s Motion for Rehearing En Banc was denied. A Final Order and Judgment was then entered by the District Court on 24 December 2014, which ordered the Plan to provide the enhanced pension benefit under Section 19.11(f) to members of the certified class. The company believes that the total amount of the enhanced pension benefit is approximately 8m US dollar. Plaintiffs’ counsel has received approximately 1m US dollar in legal fees.

On 10 January 2012, a class action complaint asserting claims very similar to those asserted in the Angevine lawsuit was filed in Federal Court for the Eastern District of Missouri, styled Nancy Anderson et al. v. Anheuser-Busch Companies Pension Plan et al. Unlike the Angevine case, however, the plaintiff in this matter alleges complete exhaustion of all administrative remedies. The company filed a motion to dismiss on 9 October 2012. This was still pending when the Court allowed the complaint to be amended on 19 November 2012 to name four new plaintiffs. AB InBev filed a motion to dismiss on 17 December 2012. While this motion was pending, on 11 March 2013 the Court consolidated the case with the Knowlton case (see below) which had been transferred from California to Missouri.

On 10 October 2012, another class action complaint was filed against Anheuser-Busch Companies, LLC, Anheuser-Busch Companies Pension Plan, Anheuser-Busch Companies Pension Plan Appeals Committee and the Anheuser-Busch Companies Pension Plans Administrative Committee by Brian Knowlton, an employee of the divested Busch Entertainment Corporation (“BEC”). This complaint, filed in Federal Court in the Southern District of California, was amended on 12 October 2012. Like the other lawsuits, it claims that the employees of any divested assets were entitled to enhanced retirement benefits under section 19.11(f) of the Plan. However, it specifically excludes the divested Metal Container Corporation facilities that have been included in the Adams class action. On 6 November 2012, the plaintiffs filed a motion asking the court to move the Anderson case to California to join it with the Knowlton case for discovery. The company filed a motion to dismiss/motion to transfer the case to Missouri on 12 November 2012, which was granted on 30 January 2013. As outlined above, on 11 March 2013, the Knowlton case was then consolidated in Missouri with the Anderson case. On 19 April 2013 a consolidated complaint was filed, and a Motion to Dismiss was filed by the company on 10 May 2013. On 30 October 2013, the court dismissed the breach of fiduciary claims, and an answer was filed on 13 November 2013. On 19 November 2013, plaintiffs amended one count of the consolidated complaint. On 16 May 2014, the Court granted class certification. The class consists of divested BEC employees. On 10 November 2014, Plaintiffs filed a Motion for Judgment on the Pleadings based on the decision by the Sixth Circuit Court of Appeals in the Adams case. On July 8, 2015, the Court issued an order of partial judgment on the pleadings, holding that the employees of BEC were entitled to enhanced retirement benefits under the Plan. The Company believes that the total amount of the enhanced pension benefit ordered by the Court is approximately 66m US dollar and is considering whether or not to appeal the decision.

21.	RELATED PARTIES

There are no material changes to the company’s related party transactions during the first six months of 2015, compared to 2014.

22.	SUPPLEMENTAL GUARANTOR FINANCIAL INFORMATION

The following guarantor financial information is presented to comply with U.S. SEC disclosure requirements of Rule 3-10 of Regulation S-X.

The issuances or exchanges of securities described below are related to securities issued by Anheuser-Busch Worldwide Inc. (prior to 2013) and Anheuser-Busch InBev Finance Inc. (from 2013 onwards), and in each case fully and unconditionally guaranteed by AB InBev SA/NV (the “Parent Guarantor”). Each such security is also jointly and severally guaranteed by Anheuser-Busch Companies, LLC, BrandBrew S.A., Brandbev S.à r.l. and Cobrew NV/SA (the “Other Subsidiary Guarantors”), and in respect of debt issued from 2013 onwards, by Anheuser-Busch Worldwide Inc.. In December 2012 the guarantee structure of securities listed previously issued by Anheuser-Busch Worldwide Inc. was amended to accede Anheuser-Busch InBev Finance Inc. as a subsidiary guarantor of such securities.

•

On 13 October 2009, Anheuser-Busch InBev Worldwide Inc. issued (i) 1.5 billion US dollar principal amount of 3.0% unsecured notes due 2012, (ii) 1.25 billion US dollar principal amount of 4.125% unsecured notes due 2015, (iii) 2.25 billion US dollar principal amount of 5.375% unsecured notes due 2020 and (iv) 0.5 billion US dollar principal amount of 6.375% unsecured notes due 2040 (collectively the “October Notes”). The October Notes were exchanged for publicly registered notes on 8 February 2010.

•

On 24 March 2010, Anheuser-Busch Worldwide Inc. issued (i) 1.0 billion US dollar principal amount of 2.5% unsecured notes due 2013, (ii) 0.75 billion US dollar principal amount 3.625% unsecured notes due 2015, (iii) 1.0 billion US dollar principal amount of 5.0% due 2020 and (iv) 0.5 billion US dollar bearing interest at a floating rate of 3 month US dollar LIBOR plus 0.73% due 2013 (collectively the “March Notes”). These Notes were exchanged for publicly registered notes on 5 August 2010.

•	On 10 November 2010, Anheuser-Busch InBev Worldwide Inc. issued 0.75 billion Brazilian real principal amount of 9.75% notes due 2015.

•

On 24 January 2011, AB InBev Worldwide Inc. issued a series of notes in an aggregate principal amount of 1.65 billion, consisting of 0.65 billion US dollar aggregate principal amount of floating rate notes due 2014, 0.5 billion US dollar aggregate principal amount of fixed rate notes due 2016 and 0.5 billion US dollar aggregate principal amount of fixed rate notes due 2021. The notes bear interest at an annual rate of 55 basis points above three-month LIBOR for the floating rate notes, 2.875% for the 2016 notes, and 4.375% for the 2021 notes. The notes will mature on 27 January 2014 in the case of the floating rate notes, 15 February 2016 in the case of the 2016 notes and 15 February 2021 in the case of the 2021 notes. The issuance closed on 27 January 2011.

•

On 11 February 2011, Anheuser-Busch InBev Worldwide Inc. announced that it had filed a Registration Statement on Form F-4 with the United States Securities and Exchange Commission (“SEC”) seeking to undertake an exchange offer of (i) 1.25 billion US dollar principal amount of 7.2 % notes due 2014, (ii) 2.5 billion US dollar principal amount of 7.75 % notes due 2019, (iii) 1.25 billion US dollar principal amount of 8.2 % notes due 2039 (collectively the “January Notes”) and (iv) 1.55 billion US dollar principal amount of 5.375 % notes due 2014, (v) 1.0 billion US dollar principal amount of 6.875 % notes due 2019, and (vi) 0.45 billion US dollar principal amount of 8.0 % notes due 2039 (collectively the “May Notes”) . Anheuser-Busch InBev Worldwide would offer to exchange unregistered notes which have been privately issued under Rule 144A for freely tradable notes registered under the Securities Act of 1933 with otherwise substantially the same terms and conditions. The exchange offer closed on 14 March 2011.

•

On 19 May 2011, Anheuser-Busch InBev Worldwide Inc. announced that it has provided the holders of the 7.20% notes due 2014 (“Notes”) notice of its intention to redeem the outstanding 1.25 billion US dollar principal amount of the Notes, effective 20 June 2011. The Notes were originally issued on 12 January 2009 under the Base Indenture dated 12 January 2009 and the First Supplemental Indenture of the same date between Anheuser-Busch InBev Worldwide Inc. and The Bank of New York Mellon, as trustee. Such notes were exempt from registration under the Securities Act of 1933, as amended (“Securities Act”) and were voluntarily exchanged by Anheuser-Busch InBev Worldwide Inc. for freely tradable notes registered under the Securities Act with otherwise substantially identical terms and conditions in a tender offer that closed on 14 March 2011. The redemption closed on 20 June 2011.

•

On 14 July 2011, Anheuser-Busch InBev Worldwide Inc. issued 1.05 billion US dollar aggregate principal amount of bonds, consisting of 300 million US dollar aggregate principal amount of floating rate notes due 2014 and 750 million US dollar aggregate principal amount of fixed rate notes due 2014. The notes will bear interest at an annual rate of 36 basis points above three-month LIBOR for the floating rate notes and 1.50% for the fixed rate notes.

•

On 16 July 2012, Anheuser-Busch InBev Worldwide Inc., issued 7.5 billion US dollar aggregate principal amount of bonds, consisting of 1.5 billion US dollar aggregate principal amount of fixed rate notes due 2015, 2.0 billion US dollar aggregate principal amount of fixed rate notes due 2017, 3.0 billion US dollar aggregate principal amount of fixed rate notes due 2022 and 1.0 billion US dollar aggregate principal amount of fixed rate notes due 2042. The notes will bear interest at an annual rate of 0.800% for the 2015 notes, 1.375% for the 2017 notes, 2.500% for the 2022 notes and 3.750% for the 2042 notes.

•

On 17 January 2013, Anheuser-Busch InBev Finance Inc. issued 4.0 billion US dollar aggregated principal amount of bonds, consisting of 1.0 billion US dollar aggregated principal amount of fixed rate notes due 2016, 1.0 billion US dollar aggregated principal amount of fixed rate notes due 2018, 1.25 billion US dollar aggregated principal amount of fixed rate notes due 2023 and 0.75 billion US dollar aggregated principal amount of fixed rate notes due 2043. The notes will bear interest at an annual rate of 0.800% for the 2016 notes, 1.250% for the 2018 notes, 2.625% for the 2023 notes and 4.000% for the 2043 notes.

•

On 27 January 2014, Anheuser-Busch InBev Finance Inc., issued 5.25 billion US dollar aggregate principal amount of bonds, consisting of 1.2 billion US dollar aggregate principal amount of fixed rate notes due 2017; 300m US dollar aggregate principal amount of floating rate notes due 2017; 1.25 billion US dollar aggregate principal amount of fixed rate notes due 2019; 250m US dollar aggregate principal amount of floating rate notes due 2019; 1.4 billion US dollar aggregate principal amount of fixed rate notes due 2024; and 850m US dollar aggregate principal amount of fixed rate notes due 2044. The fixed rate notes will bear interest at an annual rate of 1.125% for the 2017 notes; 2.150% for the 2019 notes; 3.700% for the 2024 notes; and 4.625% for the 2044 notes. The floating rate notes will bear interest at an annual rate of 19.00 basis points above three-month LIBOR for the 2017 floating rate notes and 40.00 basis points above three-month LIBOR for the 2019 floating rate notes.

The following condensed consolidating financial information presents the Condensed Consolidating Statement of Financial Position as of 30 June 2015 and 31 December 2014, the Condensed Consolidating Income Statements and Condensed Consolidating Statements of Cash Flows for the six-month period ended 30 June 2015 and 2014 of (a) AB InBev SA/NV, (b) Anheuser-Busch Worldwide Inc. (the Issuer prior to 2013, and guarantor of notes issued by Anheuser-Busch InBev Finance Inc.), (c) Anheuser-Busch InBev Finance Inc. (the Issuer from 2013 onwards, and guarantor of notes issued by Anheuser-Busch Worldwide Inc.), (d) the Other Subsidiary Guarantors, (e) the non-guarantor subsidiaries, (f) elimination entries necessary to consolidate the Parent with the issuer, the guarantor subsidiaries and the non-guarantor subsidiaries; and (g) the Company on a consolidated basis. Investments in consolidated subsidiaries are presented under the equity method of accounting. Separate financial statements and other disclosures with respect to the guarantor subsidiaries have not been provided as management believes the following information is sufficient, as the guarantor subsidiaries are 100% owned by the Parent and all guarantees are full and unconditional. Except as disclosed in Note 14 Changes in Equity and Earnings per Share, there are no restrictions on the Company’s ability to obtain funds from any of its direct or indirect wholly-owned subsidiaries through dividends, loans or advances.

CONDENSED CONSOLIDATING INCOME STATEMENT

For the six-month period ended 30 June 2015 Million US dollar	AB InBev NV/SA	AB InBev Worldwide Inc	AB InBev Finance Inc	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total

Revenue	-	-	-	6 976	15 292	(763)	21 505
Cost of sales	(1)	-	-	(3 096)	(6 328)	763	(8 662)
Gross profit	(1)	-	-	3 880	8 964	-	12 843

Distribution expenses	-	-	-	(495)	(1 630)	-	(2 125)
Sales and marketing expenses	(62)	-	-	(956)	(2 325)	-	(3 343)
Administrative expenses	(130)	-	-	(139)	(994)	-	(1 263)
Other operating income/(expenses)	355	346	-	(484)	277	-	494
Profit from operations	162	346	-	1 806	4 292	-	6 606

Net finance cost	(327)	(1 106)	(3)	1 897	(589)	-	(128)
						-
Share of result of associates	-	-	-	1	7	-	8
	(165)	(760)	(3)	3 704	3 710	-	6 486
Profit before tax
Income tax expense	(2)	326	1	(613)	(837)	-	(1 125)
Profit	(167)	(434)	(2)	3 091	2 873	-	5 361

Income from subsidiaries	4 777	860	-	560	592	(6 789)	-
Profit	4 610	426	(2)	3 651	3 465	(6 789)	5 361

Attributable to:
Equity holders of AB InBev	4 610	426	(2)	3 651	2 714	(6 789)	4 610
Non-controlling interest	-	-	-	-	751	-	751

For the six-month period ended 30 June 2014 Million US dollar	AB InBev NV/SA	AB InBev Worldwide Inc.	AB InBev Finance Inc.	Other Subsidiary Guarantors	Non- Guarantors	Eliminations	Total

Revenue	-	-	-	7 212	16 282	(688)	22 806
Cost of sales	(2)	-	-	(3 122)	(6 718)	688	(9 154)
Gross profit	(2)	-	-	4 090	9 564	-	13 652

Distribution expenses	-	-	-	(472)	(1 753)	-	(2 225)
Sales and marketing expenses	(91)	-	-	(931)	(2 584)	-	(3 606)
Administrative expenses	(146)	-	-	(136)	(1 077)	-	(1 359)
Other operating income/(expenses)	393	413	-	(452)	259	-	613
Profit from operations	154	413	-	2 099	4 409	-	7 075

Net finance cost	(340)	(1 092)	3	1 573	(1 154)	-	(1 010)
	-	-	-	-	-	-	-
Share of result of associates	-	-	-	1	10	-	11
Profit before tax	(186)	(679)	3	3 673	3 265	-	6 076

Income tax expense	(3)	298	(1)	(702)	(658)	-	(1 066)
Profit	(189)	(381)	2	2 971	2 607	-	5 010

Income from subsidiaries	4 379	1 010	-	635	578	(6 602)	-
Profit	4 190	629	2	3 606	3 185	(6 602)	5 010

Attributable to:
Equity holders of AB InBev	4 190	629	2	3 606	2 365	(6 602)	4 190
Non-controlling interest	-	-	-	-	820	-	820

CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL POSITION

As at 30 June 2015 Million US dollar	AB InBev NV/SA	AB InBev Worldwide Inc	AB InBev Finance Inc	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total

ASSETS
Non-current assets
Property, plant and equipment	61	-	-	4 854	14 380	-	19 295
Goodwill	-	-	-	32 734	35 731	-	68 465
Intangible assets	261	-	-	21 587	7 687	-	29 535
Investments in subsidiaries	72 163	58 907	-	35 010	5 327	(171 407)	-
Investments in associates	-	-	-	34	105	-	139
Deferred tax assets	-	-	3	-	1 494	-	1 497
Other non-current assets	8 206	383	9 220	40 356	6 534	(62 888)	1 811
	80 691	59 290	9 223	134 575	71 258	(234 295)	120 742

Current assets
Inventories	-	-	-	568	2 544	-	3 112
Trade and other receivables	4 236	-	1 073	12 832	9 768	(20 514)	7 395
Cash and cash equivalents	1	4	485	8 051	11 661	(13 749)	6 453
Investment securities	-	-	-	-	331	-	331
Other current assets	-	305	-	-	322	(305)	322
	4 237	309	1 558	21 451	24 626	(34 568)	17 613

Total assets	84 928	59 599	10 781	156 026	95 884	(268 863)	138 355

EQUITY AND LIABILITIES
Equity
Equity attributable to equity holders of AB InBev	51 443	20 378	511	106 774	39 802	(171 407)	47 501
Minority interest	-	-	-	-	3 942	-	3 942
	51 443	20 378	511	106 774	43 744	(171 407)	51 443

Non-current liabilities
Interest-bearing loans and borrowings	24 622	32 014	9 160	14 072	26 688	(62 489)	44 067
Employee benefits	6	-	-	1 588	1 371	-	2 965
Deferred tax liabilities	-	-	-	9 933	2 629	(383)	12 179
Other non-current liabilities	147	-	-	549	1 157	(18)	1 835
	24 775	32 014	9 160	26 142	31 845	(62 890)	61 046

Current liabilities
Interest-bearing loans and borrowings	7 800	6 194	998	6 825	4 379	(18 821)	7 375
Income tax payable	-	-	4	514	546	(305)	759
Trade and other payables	858	516	108	3 305	14 425	(1 690)	17 522
Other current liabilities	52	497	-	12 466	945	(13 750)	210
	8 710	7 207	1 110	23 110	20 295	(34 566)	25 866

Total equity and liabilities	84 928	59 599	10 781	156 026	95 884	(268 863)	138 355

As at 31 December 2014 Million US dollar	AB InBev NV/SA	AB InBev Worldwide Inc	AB InBev Finance Inc	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total

ASSETS
Non-current assets
Property, plant and equipment	63	-	-	4 959	15 241	-	20 263
Goodwill	-	-	-	32 718	38 040	-	70 758
Intangible assets	304	-	-	21 677	7 942	-	29 923
Investments in subsidiaries	72 270	58 087	-	33 351	7 011	(170 719)	-
Investments in associates	-	-	-	38	72	-	110
Deferred tax assets	-	-	3	-	1 055	-	1 058
Other non-current assets	9 265	391	10 286	44 329	6 735	(69 109)	1 897
	81 902	58 478	10 289	137 072	76 096	(239 828)	124 009

Current assets
Inventories	-	-	-	579	2 395	-	2 974
Trade and other receivables	2 267	-	75	10 526	8 914	(15 333)	6 449
Cash and cash equivalents	1 118	4	460	6 727	13 797	(13 749)	8 357
Investment securities	-	-	-	-	301	-	301
Other current assets	-	551	-	-	296	(387)	460
	3 385	555	535	17 832	25 703	(29 469)	18 541

Total assets	85 287	59 033	10 824	154 904	101 799	(269 297)	142 550

EQUITY AND LIABILITIES
Equity
Equity attributable to equity holders of AB InBev	54 257	19 947	494	105 372	40 622	(170 720)	49 972
Minority interest	-	-	-	-	4 285	-	4 285
	54 257	19 947	494	105 372	44 907	(170 720)	54 257

Non-current liabilities
Interest-bearing loans and borrowings	23 078	33 025	10 221	15 127	30 898	(68 719)	43 630
Employee benefits	6	-	-	1 596	1 448	-	3 050
Deferred tax liabilities	-	-	-	10 263	2 829	(391)	12 701
Other non-current liabilities	165	-	-	492	1 047	-	1 704
	23 249	33 025	10 221	27 478	36 222	(69 110)	61 085

Current liabilities
Interest-bearing loans and borrowings	6 048	5 379	-	5 999	3 726	(13 701)	7 451
Income tax payable	-	-	-	404	612	(387)	629
Trade and other payables	1 112	438	109	3 123	15 770	(1 630)	18 922
Other current liabilities	621	244	-	12 528	562	(13 749)	206
	7 781	6 061	109	22 054	20 670	(29 467)	27 208

Total equity and liabilities	85 287	59 033	10 824	154 904	101 799	(269 297)	142 550

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the six-month period ended 30 June 2015 Million US dollar	AB InBev NV/SA	AB InBev Worldwide Inc	AB InBev Finance Inc	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total

OPERATING ACTIVITIES
Profit	4 610	426	(2)	3 651	3 465	(6 789)	5 361

Depreciation, amortization and impairment	35	-	-	338	1 154	-	1 527
Net finance cost	327	1 106	3	(1 897)	589	-	128
Income tax expense	2	(326)	(1)	613	837	-	1 125
Investment income	(4 777)	(860)	-	(560)	(592)	6 789	-
Other items	23	-	-	(36)	62	-	49
Cash flow from operating activities before changes in working capital and use of provisions	220	346	-	2 109	5 515	-	8 190

Working capital and provisions	(403)	662	-	(596)	(757)	(65)	(1 159)
Cash generated from operations	(183)	1 008	-	1 513	4 758	(65)	7 031

Interest paid, net	(246)	(1 131)	24	1 010	(539)	(22)	(904)
Dividends received	846	-	-	15	5	(847)	19
Income tax paid	(2)	-	-	(341)	(1 089)	-	(1 432)

CASH FLOW FROM OPERATING ACTIVITIES	415	(123)	24	2 197	3 135	(934)	4 714

INVESTING ACTIVITIES
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	-	-	-	(39)	(181)	-	(220)
Acquisition of property, plant and equipment and of intangible assets	(39)	-	-	(257)	(1 379)	-	(1 675)
Net of tax proceeds from the sale of assets held for sale	-	-	-	211	17	-	228
Net proceeds/(acquisition) of other assets	-	-	-	11	(171)	-	(160)
Net proceeds from sale/(acquisition) of investment in short-term debt securities	-	-	-	-	(71)	-	(71)
Net repayments/(payments) of loans granted	(578)	-	-	3 715	(5 874)	2 691	(46)
CASH FLOW FROM INVESTING ACTIVITIES	(617)	-	-	3 641	(7 659)	2 691	(1 944)

FINANCING ACTIVITIES
Intra-group capital reimbursements	-	-	-	-	-	-	-
Proceeds from borrowings	6 428	4 229	-	919	7 482	(9 413)	9 645
Payments on borrowings	(1 884)	(4 359)	-	(5 220)	(3 466)	6 791	(8 138)
Share buyback	(1 000)	-	-	-	-	-	(1 000)
Other financing activities	(25)	-	-	(60)	(108)	-	(193)
Dividends paid	(3 695)	-	-	-	(1 708)	847	(4 556)
CASH FLOW FROM FINANCING ACTIVITIES	(176)	(130)	-	(4 361)	2 200	(1 775)	(4 242)

Net increase/(decrease) in cash and cash equivalents	(378)	(253)	24	1 477	(2 324)	(18)	(1 472)

Cash and cash equivalents less bank overdrafts at beginning of year	502	(240)	460	(5 789)	13 383	-	8 316
Effect of exchange rate fluctuations	(172)	-	1	(97)	(203)	18	(453)

Cash and cash equivalents less bank overdrafts at end of year	(48)	(493)	485	(4 409)	10 856	-	6 391

For the six-month period ended 30 June 2014 Million US dollar	AB InBev NV/SA	AB InBev Worldwide Inc.	AB InBev Finance Inc.	Other Subsidiary Guarantors	Non-Guarantors	Eliminations	Total

OPERATING ACTIVITIES
Profit	4 190	629	2	3 606	3 185	(6 602)	5 010
Depreciation, amortization and impairment	44	-	-	335	1 171	-	1 550
Net finance cost	340	1 092	(3)	(1 586)	1 167	-	1 010
Income tax expense	3	(298)	1	702	658	-	1 066
Investment income	(4 379)	(1 010)	-	(635)	(578)	6 602	-
Revaluation of initial investment in Grupo Modelo	-	-	-	-	-	-	-
Other items	30	-	-	(229)	15	-	(184)
Cash flow from operating activities before changes in working capital and use of provisions	228	413	-	2 193	5 618	-	8 452

Working capital and provisions	(36)	1 045	(2)	(1 356)	(955)	(27)	(1 331)
Cash generated from operations	192	1 458	(2)	837	4 663	(27)	7 121

Interest paid, net	(245)	(1 089)	13	1 235	(982)	(44)	(1 112)
Dividends received	-	2 000	-	22	22	(2 019)	25
Income tax paid	(3)	-	-	(429)	(881)	-	(1 313)

CASH FLOW FROM OPERATING ACTIVITIES	(56)	2 369	11	1 665	2 822	(2 090)	4 721

INVESTING ACTIVITIES
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	-	(1)	-	(51)	(5 447)	-	(5 499)
Acquisition of property, plant and equipment and of intangible assets	(36)	-	-	(131)	(1 502)	-	(1 669)
Net of tax proceeds from the sale of assets held for sale	-	-	-	-	(146)	-	(146)
Net proceeds/(acquisition) of other assets	-	-	-	41	(161)	-	(120)
Net proceeds from sale/(acquisition) of investment in short-term debt securities	-	-	-	-	(39)	-	(39)
Net repayments/(payments) of loans granted	(6 092)	-	(5 250)	(366)	(2 484)	14 198	6
CASH FLOW FROM INVESTING ACTIVITIES	(6 128)	(1)	(5 250)	(507)	(9 779)	14 198	(7 467)

FINANCING ACTIVITIES
Intra-group capital reimbursements	449	-	250	-	(699)	-	-
Proceeds from borrowings	13 751	(707)	5 250	186	7 163	(11 479)	14 164
Payments on borrowings	(3 755)	59	(30)	(1 030)	(1 103)	(2 638)	(8 497)
Other financing activities	139	-	(3)	(173)	(119)	-	(156)
Dividends paid	(3 296)	(10)	-	(2 000)	(1 012)	2 019	(4 299)
CASH FLOW FROM FINANCING ACTIVITIES	7 288	(658)	5 467	(3 017)	4 230	(12 098)	1 212

Net increase/(decrease) in cash and cash equivalents	1 104	1 710	228	(1 859)	(2 727)	10	(1 534)

Cash and cash equivalents less bank overdrafts at beginning of year	(3 101)	(31)	216	(3 449)	16 198	-	9 833
Effect of exchange rate fluctuations	(89)	-	-	(46)	228	(10)	83

Cash and cash equivalents less bank overdrafts at end of year	(2 086)	1 679	444	(5 354)	13 699	-	8 382

23.	EVENTS AFTER THE BALANCE SHEET DATE

Bond issuance

On 23 July 2015 Anheuser-Busch InBev Finance Inc., a subsidiary of Anheuser-Busch InBev SA/NV issued 565 million USD aggregate principal amount of fixed rate Notes due 2045. The Notes will bear interest at an annual rate of 4.600%.

Guangzhou Zhujiang Brewery Co. Ltd

On 23 July 2015 Anheuser-Busch InBev entered into a subscription agreement for private placement of shares of Guangzhou Zhujiang Brewery Co., Ltd (“Zhujiang Brewery”), investing no less than 1.6 billion RMB (approximately 258m US dollar) to increase its holdings in Zhujiang Brewery to 29.99%, subject to various regulatory approvals. This additional investment allows the company to further deepen the strategic partnership with Zhujiang Brewery which started in the early 1980s.